Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Rogers Reports Second Quarter 2009 Financial and Operating Results

     <<
        Second Quarter Consolidated Revenue Grows By 3% to $2.9 Billion;

     Wireless Delivers Strong Subscriber Growth, Historically Low Postpaid
     Churn, 38% Wireless Data Revenue Growth, and 49% Network Revenue Margins;

     Cable Drives Continued Margin Expansion and Healthy Growth in Cash Flow
     as Subscriber Growth Slows in Face of Economic Recession in Ontario and
                    Growing Maturation of Certain Products;

     Double Digit Adjusted Operating Profit Growth at Cable Operations Offset
      by Reductions in Roaming and Other Discretionary Usage at Wireless,
        Advertising Sales Declines at Media, and Costs From Successful
                        Smartphone Campaign at Wireless
     >>

     TORONTO, July 28 /CNW/ - Rogers Communications Inc. today announced its consolidated financial and operating results for the three and six months ended June 30, 2009.

     <<
     Financial highlights are as follows:

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
     (In millions of                  June 30,                 June 30,
      dollars, except        -------------------------------------------------
      per share amounts)       2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Operating revenue       $ 2,891  $ 2,803      3  $ 5,638  $ 5,412      4
     Operating profit(1)       1,033      996      4    2,115    2,091      1
     Net income                  374      301     24      683      645      6
     Basic and diluted
      net income per share   $  0.59  $  0.47     26  $  1.08  $  1.01      7

     As adjusted:(2)
       Operating profit(1)   $ 1,083  $ 1,089     (1) $ 2,088  $ 2,067      1
       Net income                412      364     13      668      631      6
       Basic and diluted
        net income
        per share            $  0.65  $  0.57     14  $  1.06  $  0.99      7

     -------------------------------------------------------------------------

     (1) Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles ("GAAP"). See the section entitled "Reconciliation of Net
         Income to Operating Profit and Adjusted Operating Profit for the
         Period" for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian
         GAAP and the section entitled "Key Performance Indicators and Non-
         GAAP Measures".
     (2) For details on the determination of the 'as adjusted' amounts, which are non-GAAP measures, see the sections entitled "Supplementary
         Information" and "Key Performance Indicators and Non-GAAP Measures".
         The 'as adjusted' amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The 'as adjusted'
         amounts exclude (i) stock-based compensation (recovery) expense; (ii)
         integration and restructuring expenses; and (iii) in respect of net income and net income per share, debt issuance costs and the related income tax impact of the above amounts.

     Highlights of the second quarter of 2009 include the following:

     -   We generated consolidated growth in quarterly revenue of 3%, while adjusted operating profit declined by 1% to $1.083 billion as the growth at Cable was more than offset by acquisition and retention costs from the continued success of the smartphone campaign and economic pressures on usage at Wireless and advertising revenue declines at Media.

     -   Wireless network revenue grew by 6% year-over-year driven by postpaid net subscriber additions of 148,000, data revenue growth accelerating by 38% to 20% of network revenue, and a further reduction of postpaid churn to 1.00%, partially offset by economic pressures on roaming, long distance and other usage based revenue items.

     -   Wireless activated more than 315,000 smartphone devices,
         predominantly iPhone 3G, BlackBerry and Android devices, during the quarter. Approximately half of these activations were to subscribers new to Wireless with the other half being to existing Wireless subscribers who upgraded devices, committed to new term contracts, and in most cases attached both voice and monthly data packages which generate considerably above average ARPU. The results of the continued success of the smartphone campaign drove significantly higher acquisition and retention costs at Wireless.

     -   Wireless launched the next generation Apple iPhone 3G S in Canada which offers speeds up to two times faster than the previous iPhone
         3G with download speeds up to 7.2 Mbps. Wireless also launched the first two Android operating system powered smartphones in Canada featuring built-in integration with many of Google's leading mobile services including the Android Market, which features more than 3,200 downloadable mobile applications.

     -   Wireless recently announced that together with HP it is introducing
         Internet-ready netbooks which are Canada's first to integrate embedded mobile broadband technology to connect to the Web over
         Rogers' next generation HSPA wireless network across Canada - three times faster than any other.

     -   Basic cable, digital cable, Internet, and home phone service subscriber growth all continued to slow from the previous year reflecting the worsening economic recession and unemployment levels in Ontario where 90% of Cable's market is concentrated. Increasing levels of product maturity have also contributed to slowing subscriber growth with cable Internet subscriber penetration at 69%
         of basic  cable customers, digital penetration at 70% of basic cable households, and residential voice-over-cable telephony penetration at
         38% of basic cable subscribers.

     -   Cable recently announced that it would launch a 50Mbps DOCSIS 3 high speed Internet service, and also that it is the first cable Internet provider in North America to offer customers a DOCSIS 3 gateway wireless home networking device, the fastest wireless home networking device available, which combines a cable modem providing the fastest
         Internet available on the market and a wireless router into one device, enabling customers to extend their wireless broadband connection further and with better signal quality and with fewer in-
         home electronic components.

     -   Cable announced the launch of 18 new HDTV channels bringing the total number of HDTV channels available through its digital cable to 72. As of the end of the second quarter, 40% of Rogers Digital Cable customers now subscribe to HDTV, and viewership of HD titles On
         Demand has doubled in the last year. Rogers offers its over 640,000
         HD customers the most choice with the most HD movies, the most HD sports programming and 255 HD On Demand titles that are not available on satellite.

     -   Media received CRTC approval for the purchase of radio stations K-
         Rock and KIX Country in Kingston, Ontario, and the acquisition closed during the quarter. Media now operates 54 radio stations across
         Canada, and is the third largest radio operator in Canada measured in revenues.

     -   Rogers announced on May 19, 2009 that it had increased its Class B
         Non-Voting share buy back program authorization from $300 million to the lesser of $1.5 billion or 48 million Class B shares during the twelve month period commencing February 20, 2009 and ending February
         19, 2010. Year-to-date at June 30, 2009 Rogers had repurchased
         16,480,000 Class B shares for cancellation for an aggregate total of approximately $509 million. At the same time, Rogers also announced that it has set a target leverage range for its capital structure of net debt to adjusted operating profit of 2.0 to 2.5 times.

     -   Rogers announced on May 21, 2009 that it had priced an offering of
         $1.0 billion of 5.80% Senior Notes due May 2016. The Senior Notes were priced at $997.67 per $1,000 principal amount, for an effective yield of 5.841% per annum, with the net proceeds from the offering intended to be used for general corporate purposes.

     -   At June 30, 2009 Rogers had the full availability under its $2.4 billion committed bank credit facility that matures in July, 2013, and has no scheduled debt maturities until May 2011. This financial position provides us with substantial liquidity and flexibility.
     >>

     "Whereas we had slower growth on our top line due to sustained recessionary economic pressures and the increasing maturation of certain of our services, we were successful during the second quarter in reducing costs, returning increasing amounts of cash to shareholders and further enhancing the quality of our balance sheet," said Nadir Mohamed, President and Chief
Executive Officer. "Most importantly, at the same time we have continued to invest in key growth areas and deliver innovative products and increased value to customers."

     This management's discussion and analysis ("MD&A"), which is current as of July 27, 2009, should be read in conjunction with our Second Quarter 2009
Interim Unaudited Consolidated Financial Statements and Notes thereto, our
2008 Annual MD&A and our 2008 Annual Audited Consolidated Financial Statements
and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles
("GAAP") for interim financial statements and is expressed in Canadian dollars. Please refer to Note 25 of our 2008 Annual Audited Consolidated
Financial Statements for a summary of the differences between Canadian GAAP and United States ("U.S.") GAAP for the year ended December 31, 2008.

     <<
     In this MD&A, the terms "we", "us", "our", "Rogers" and "the Company"
refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

     -   "Wireless", which refers to our wireless communications operations, including Rogers Wireless Partnership ("RWP") and Fido Solutions Inc.
         ("Fido");

     -   "Cable", which refers to our wholly-owned cable television subsidiaries, including Rogers Cable Communications Inc. ("RCCI") and its subsidiary, Rogers Cable Partnership; and

     -   "Media", which refers to our wholly-owned subsidiary Rogers Media
         Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 54 radio stations, the Citytv television network, the
         Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The
         Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers
         Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto
         Blue Jays Baseball Club ("Blue Jays") and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

     Substantially all of our operations are in Canada.

     "RCI" refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

     Throughout this MD&A, percentage changes are calculated using numbers rounded as they appear.

     SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
     (In millions of                  June 30,                 June 30,
      dollars, except        -------------------------------------------------
      per share amounts)       2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Wireless              $ 1,616  $ 1,522      6  $ 3,160  $ 2,953      7
       Cable
         Cable Operations        763      718      6    1,506    1,413      7
         RBS                     125      130     (4)     253      263     (4)
         Rogers Retail            90       92     (2)     192      192      -
         Corporate items
          and eliminations        (6)      (2)   200      (11)      (5)   120
                             -------------------------------------------------
                                 972      938      4    1,940    1,863      4
       Media                     366      409    (11)     650      716     (9)
       Corporate items
        and eliminations         (63)     (66)    (5)    (112)    (120)    (7)
                             -------------------------------------------------
     Total                     2,891    2,803      3    5,638    5,412      4
                             -------------------------------------------------
                             -------------------------------------------------
     Adjusted operating
      profit (loss)(1)
       Wireless                  742      769     (4)   1,452    1,474     (1)
       Cable
         Cable Operations        329      293     12      637      571     12
         RBS                       7       16    (56)      22       33    (33)
         Rogers Retail            (4)      (5)   (20)      (3)      (2)    50
                             -------------------------------------------------
                                 332      304      9      656      602      9
       Media                      37       52    (29)      27       53    (49)
       Corporate items
        and eliminations         (28)     (36)   (22)     (47)     (62)   (24)
                             -------------------------------------------------
     Adjusted operating
      profit(1)                1,083    1,089     (1)   2,088    2,067      1
     Stock-based
      compensation
      recovery (expense)(2)      (13)     (53)   (75)      68       63      8
     Integration and
      restructuring
      expenses(3)                (37)      (3)   n/m      (41)      (8)   n/m
     Adjustment for CRTC
      Part II fees
      decision(5)                  -      (37)   n/m        -      (31)   n/m
                             -------------------------------------------------
     Operating profit(1)       1,033      996      4    2,115    2,091      1
     Other income and
      expense, net(4)            659      695     (5)   1,432    1,446     (1)
                             -------------------------------------------------
     Net income              $   374  $   301     24  $   683  $   645      6
                             -------------------------------------------------
     Basic and diluted net
      income per share       $  0.59  $  0.47     26  $  1.08  $  1.01      7
                             -------------------------------------------------

     As adjusted:(1)
       Net income            $   412  $   364     13  $   668  $   631      6
       Basic and diluted
        net income
        per share            $  0.65  $  0.57     14  $  1.06  $  0.99      7

     Additions to property,
      plant and equipment
      ("PP&E")(1)
       Wireless              $   204  $   251    (19) $   378  $   414     (9)
       Cable
         Cable Operations        156      185    (16)     260      306    (15)
         RBS                       9       10    (10)      17       14     21
         Rogers Retail             3        4    (25)       6        7    (14)
                             -------------------------------------------------
                                 168      199    (16)     283      327    (13)
       Media                      16       17     (6)      30       38    (21)
       Corporate(6)               46       14    n/m      102       23    n/m
                             -------------------------------------------------
     Total                   $   434  $   481    (10) $   793  $   802     (1)
     -------------------------------------------------------------------------

     (1) As defined. See the sections entitled "Supplementary Information" and
         "Key Performance Indicators and Non-GAAP Measures".
     (2) See the section entitled "Stock-based Compensation".
     (3) In the three and six months ended June 30, 2009, costs incurred relate to i) severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) the integration of Futureway Communications Inc.
         ("Futureway") and Aurora Cable TV Limited ("Aurora Cable"); and iv)
         the closure of certain Rogers Retail stores. In the three and six months ended June 30, 2008, costs incurred relate to i) the integration of Futureway and Call-Net Enterprises Inc. ("Call-Net");
         ii) the restructuring of Rogers Business Solutions ("RBS"); and iii)
         the closure of certain Rogers Retail stores.
     (4) See the section entitled "Reconciliation of Net Income to Operating
         Profit and Adjusted Operating Profit for the Period".
     (5) Relates to an adjustment for CRTC Part II fees related to prior periods.
     (6) The year-over-year increase in corporate additions to PP&E for the three and six months ended June 30, 2009 primarily reflects approximately $26 million and $57 million, respectively, of spending on an enterprise-wide billing and business support system initiative.

     n/m: not meaningful.

     SEGMENT REVIEW

     WIRELESS
     --------

     Summarized Wireless Financial Results

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
     (In millions of                  June 30,                 June 30,
      dollars, except        -------------------------------------------------
      margin)                  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Postpaid              $ 1,456  $ 1,374      6  $ 2,862  $ 2,671      7
       Prepaid                    73       71      3      140      137      2
                             -------------------------------------------------
       Network revenue         1,529    1,445      6    3,002    2,808      7
       Equipment sales            87       77     13      158      145      9
                             -------------------------------------------------
     Total operating
      revenue                  1,616    1,522      6    3,160    2,953      7
                             -------------------------------------------------
     Operating expenses
      before the
      undernoted
       Cost of equipment
        sales                    254      156     63      479      301     59
       Sales and marketing
        expenses                 149      151     (1)     289      291     (1)
       Operating, general
        and administrative
        expenses                 471      446      6      940      887      6
                             -------------------------------------------------
                                 874      753     16    1,708    1,479     15
                             -------------------------------------------------
     Adjusted operating
      profit(1)                  742      769     (4)   1,452    1,474     (1)
     Stock-based
      compensation recovery
      (expense)(2)                (2)      (8)   (75)       8        2    n/m
     Integration and
      restructuring
      expenses(3)                 (9)       -    n/m       (9)       -    n/m
                             -------------------------------------------------
     Operating profit(1)     $   731  $   761     (4) $ 1,451  $ 1,476     (2)
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      profit margin as %
      of network revenue(1)    48.5%    53.2%           48.4%    52.5%

     Additions to PP&E(1)    $   204  $   251    (19) $   378  $   414     (9)
     -------------------------------------------------------------------------

     (1) As defined. See the sections entitled "Key Performance Indicators and
         Non-GAAP Measures" and "Supplementary Information".
     (2) See the section entitled "Stock-based Compensation".
     (3) Costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions.

     Summarized Wireless Subscriber Results

     -------------------------------------------------------------------------
     (Subscriber
      statistics in              Three months ended       Six months ended
      thousands, except               June 30,                 June 30,
      ARPU, churn            -------------------------------------------------
      and usage)               2009     2008     Chg    2009     2008     Chg
     -------------------------------------------------------------------------

     Postpaid
       Gross additions           347      283     64      662      576     86
       Net additions             148       92     56      252      188     64
       Total postpaid
        retail subscribers     6,702    6,102    600    6,702    6,102    600
       Average monthly
        revenue per user
        ("ARPU")(1)          $ 73.24  $ 75.62 $(2.38) $ 72.69  $ 74.11 $(1.42)
       Average monthly
        usage (minutes)          604      604      -      587      588     (1)
       Monthly churn           1.00%    1.06% (0.06%)   1.05%    1.08% (0.03%)

     Prepaid
       Gross additions           135     149     (14)     265      282    (17)
       Net additions (losses)     (6)      8     (14)     (38)     (21)   (17)
       Total prepaid retail
        subscribers            1,454   1,403      51    1,454    1,403     51
       ARPU(1)               $ 16.77 $ 16.86  $(0.09) $ 15.92  $ 16.27 $(0.35)
       Monthly churn           3.24%   3.39%  (0.15%)   3.44%    3.60% (0.16%)

     Blended ARPU(1)         $ 63.09 $ 64.56  $(1.47) $ 62.32  $ 63.16 $(0.84)
     -------------------------------------------------------------------------

     (1) As defined. See the section entitled "Key Performance Indicators and
         Non-GAAP Measures". As calculated in the "Supplementary Information"
         section.
     >>

     Wireless Network Revenue

     The year-over-year increase in subscriber additions reflects, in part, the growth in activations of smartphone and wireless laptop devices, offset by lower sales of voice only handsets. The increase in network revenue for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, was driven predominantly by the continued growth of Wireless'
postpaid subscriber base and the year-over-year growth of wireless data.
Year-over-year, blended ARPU declined by 2.3%, which reflects the impact of declines in roaming and out-of-plan usage revenues as customers curtail travel and adjust their wireless usage during the economic recession. These reductions in roaming and out-of-plan usage caused a decline in the voice component of postpaid ARPU compared to the corresponding periods of 2008, which was partially offset by growth in wireless data.
     For the three and six months ended June 30, 2009, wireless data revenue increased by approximately 38% and 40%, respectively, over the corresponding periods of 2008, to $313 million and $611 million, respectively. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving the use of text messaging and e-mail, wireless Internet access, and other wireless data services. The increase in wireless data usage was partially offset by the impact of certain data services price reductions made during the second and third quarters of 2008. For the three and six months ended June 30, 2009, data revenue represented approximately 20% of total network revenue, compared to
16% in the corresponding periods of 2008.
     Wireless' success in the continued incremental reduction of postpaid churn reflects targeted customer retention activities and continued
enhancements in network coverage and quality.

     Wireless Equipment Sales

     The year-over-year increase in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the larger volume of smartphones sold in the three and six months ended June 30, 2009, versus the corresponding periods of 2008. These sales include those to both new customers and to existing customers who choose to upgrade their devices.
     Wireless activated more than 315,000 smartphone devices, predominately
iPhone 3G, BlackBerry and Android devices, during the three months ended June
30, 2009. Approximately half of these activations were to subscribers new to
Wireless in the three months ended June 30, 2009, with the other half being to existing Wireless subscribers who upgraded devices, committed to new multi-year-term contracts, and in a majority of cases attached both voice and monthly data packages which generate considerably above average ARPU.
Smartphone devices as a percentage of postpaid gross additions increased to approximately 45% in the three months ended June 30, 2009, versus approximately 30% in the corresponding period of 2008, while smartphone devices as a percentage of device upgrades increased to approximately 40% in the three months ended June 30, 2009, versus approximately 20% in the corresponding period of 2008. Because Wireless incurs significant upfront handset subsidies for each unit activated, the results of this successful smartphone sales campaign drove significantly higher acquisition and retention costs at Wireless in the three months ended June 30, 2009 versus the corresponding period of 2008.
     The high upfront cost associated with adding smartphone subscribers so rapidly is an investment made to contract customers with significantly higher than average ARPU for multi-year terms which we expect will have the effect in subsequent periods of being accretive to overall ARPU while reducing overall churn.

     <<
     Wireless Operating Expenses

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
                                      June 30,                 June 30,
     (In millions            -------------------------------------------------
      of dollars)              2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Operating expenses
       Cost of
        equipment sales      $   254  $   156     63  $   479  $   301     59
       Sales and marketing
        expenses                 149      151     (1)     289      291     (1)
       Operating, general
        and administrative
        expenses                 471      446      6      940      887      6
                             -------------------------------------------------
     Operating expenses
      before the undernoted      874      753     16    1,708    1,479     15
     Stock-based
      compensation
      recovery (expense)(1)        2        8    (75)      (8)      (2)   n/m
     Integration and
      restructuring
      expenses(2)                  9        -    n/m        9        -    n/m
                             -------------------------------------------------
     Total operating
      expenses               $   885  $   761     16  $ 1,709  $ 1,477     16
     -------------------------------------------------------------------------

     (1) See the section entitled "Stock-based Compensation".
     (2) Costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions.
     >>

     As a result of the significant number of smartphone activations in the three and six months ended June 30, 2009, versus the corresponding periods of
2008, certain Wireless metrics for the three and six months ended June 30,
2009, including cost of equipment sales and retention costs, increased significantly over the corresponding periods in 2008. These cost increases had a dilutive impact on Wireless' operating profit growth. However, the large majority of smartphone customers subscribe to both voice and data service plans for multi-year terms, which has, to date, resulted in these customers generating greater than 150% of the average subscriber ARPU. We expect that our investments in attracting and retaining these high value smartphone subscribers will result in the creation of significant net positive lifetime value per subscriber added. Consequently, Wireless' ARPU levels are expected to be positively impacted over the term of the subscribers' multi-year contracts. See the section entitled "Caution Regarding Forward-Looking
Statements, Risks and Assumptions" below.
     The increase in cost of equipment sales for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, was primarily the result of the large volume of smartphone sales.
     The year-over-year increase in operating, general and administrative expenses, excluding retention spending discussed below, for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, was primarily driven by the overall growth in the Wireless subscriber base. In addition, Wireless incurred higher costs to support increased usage of wireless data services, as well as increases in information technology and customer care as a result of the complexity of supporting more sophisticated devices and services. These costs were partially offset by savings related to operating and scale efficiencies across various functions.
     Total retention spending, including subsidies on handset upgrades, was
$144 million and $287 million in the three and six months ended June 30, 2009, respectively, compared to $96 million and $189 million in the corresponding periods of 2008. As a result of its continued successful smartphone marketing campaign, Wireless experienced a higher rate of upgrade activity by existing subscribers in the three and six months ended June 30, 2009, versus the corresponding periods in 2008. Approximately half of the smartphone device activations in the three months ended June 30, 2009, were hardware and service plan upgrades by existing subscribers which drove the largest portion of the increase in retention spending.

     Wireless Adjusted Operating Profit

     The year-over-year decrease in adjusted operating profit reflects the increase in network revenue largely offset by the significant increase in cost of equipment sales from the smartphone handset subsidies discussed above.
Primarily as a result of our investment in a significant number of high ARPU, but high subsidy, smartphone activations, Wireless' adjusted operating profit margin on network revenue (which excludes equipment sales revenue) decreased to 48.5% and 48.4% for the three and six months ended June 30, 2009, respectively, compared to the historically high 53.2% and 52.5% in the corresponding periods of 2008.

     <<
     Wireless Additions to Property, Plant and Equipment ("PP&E")

     Wireless additions to PP&E are classified into the following categories:

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
                                      June 30,                 June 30,
                             -------------------------------------------------
     (In millions of dollars)  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Additions to PP&E
       High-Speed Packet
        Access ("HSPA")      $    80  $   120    (33) $   165  $   182     (9)
       Network - capacity         56       52      8       77       93    (17)
       Network - other            37       51    (27)      85       89     (4)
       Information and
        technology and other      31       28     11       51       50      2
                             -------------------------------------------------
     Total additions to
      PP&E                   $   204  $   251    (19) $   378  $   414     (9)
     -------------------------------------------------------------------------
     >>

     Additions to Wireless PP&E reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of HSPA were mainly for the continued roll-out to various markets across Canada. Other network-related PP&E additions included national site build activities, test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, and new product platforms.
Information technology and other wireless specific system initiatives included billing and back-office system upgrades, and other facilities and equipment spending.

     Recent Wireless Development

     In May 2009, we reached an agreement with Look Communications Inc.
("Look") (through our joint venture with Bell Canada, Inukshuk Wireless
Partnership ("Inukshuk")), for the purchase of Look's spectrum and broadcast licence. Under the agreement, Inukshuk will pay Look $80 million for Look's 92
MHz of spectrum covering the provinces of Ontario and Quebec. Payment is scheduled in three instalments and the purchased spectrum will not be transferred unless and until full consideration is paid. In the three months ended June 30, 2009, Inukshuk paid the first instalment of $30 million towards the spectrum. On July 16, 2009 Industry Canada granted Inukshuk an approval in principle to the conversion of Look's MMDS spectrum licence to a Broadband
Radio Service ("BRS") spectrum licence, pursuant to government policy one-third of the spectrum must be returned to Industry Canada. As such, this spectrum acquisition is expected to close during the third quarter of 2009.

     <<
     CABLE
     -----

     Summarized Cable Financial Results

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
     (In millions of                  June 30,                 June 30,
      dollars, except        -------------------------------------------------
      margin)                  2009    2008(1) % Chg    2009    2008(1) % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Cable Operations(2)   $   763  $   718      6  $ 1,506  $ 1,413      7
       RBS                       125      130     (4)     253      263     (4)
       Rogers Retail              90       92     (2)     192      192      -
       Intercompany
        eliminations              (6)      (2)   200      (11)      (5)   120
                             -------------------------------------------------
     Total operating revenue     972      938      4    1,940    1,863      4
                             -------------------------------------------------

     Adjusted operating
      profit before
      the undernoted
       Cable Operations(2)       329      293     12      637      571     12
       RBS                         7       16    (56)      22       33    (33)
       Rogers Retail              (4)      (5)   (20)      (3)      (2)    50
                             -------------------------------------------------
     Adjusted operating
      profit(3)                  332      304      9      656      602      9
     Stock-based compensation
      recovery (expense)(4)       (4)     (11)   (64)      21       22     (5)
     Integration and
      restructuring expenses(5)   (7)      (3)   133      (11)      (8)    38
     Adjustment for CRTC
      Part II fees decision(6)     -      (30)   n/m        -      (25)   n/m
                             -------------------------------------------------
     Operating profit(3)     $   321  $   260     23  $   666  $   591     13
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      profit (loss) margin(3)
       Cable Operations(2)     43.1%    40.8%           42.3%    40.4%
       RBS                      5.6%    12.3%            8.7%    12.5%
       Rogers Retail           (4.4%)   (5.4%)          (1.6%)   (1.0%)

     Additions to PP&E(3)
       Cable Operations(2)   $   156  $   185    (16) $   260  $   306    (15)
       RBS                         9       10    (10)      17       14     21
       Rogers Retail               3        4    (25)       6        7    (14)
                             -------------------------------------------------
     Total additions to
      PP&E                   $   168  $   199    (16) $   283  $   327    (13)
     -------------------------------------------------------------------------

     (1) The operating results of Aurora Cable are included in Cable's results of operations from the date of acquisition on June 12, 2008.
     (2) Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
     (3) As defined. See the sections entitled "Key Performance Indicators and
         Non-GAAP Measures" and "Supplementary Information".
     (4) See the section entitled "Stock-based Compensation".
     (5) In the three and six months ended June 30, 2009, costs incurred relate to i) severances and restructuring expenses related to the outsourcing of certain information technology functions; ii) the integration of Futureway and Aurora Cable; and iii) the closure of certain Rogers Retail stores. In the three and six months ended
         June 30, 2008, costs incurred relate to i) the integration of
         Futureway and Call-Net; ii) the restructuring of RBS; and iii) the closure of certain Rogers Retail stores.
     (6) Relates to an adjustment for CRTC Part II fees related to prior periods.

     The following segment discussions provide a detailed discussion of the
Cable operating results.

     CABLE OPERATIONS

     Summarized Financial Results

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
     (In millions of                  June 30,                 June 30,
      dollars, except        -------------------------------------------------
      margin)                  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Operating revenue
       Core Cable            $   440  $   417      6  $   868  $   820      6
       Internet                  195      171     14      381      337     13
       Rogers Home Phone         128      130     (2)     257      256      0
                             -------------------------------------------------
     Total Cable Operations
      operating revenue          763      718      6    1,506    1,413      7
                             -------------------------------------------------

     Operating expenses
      before the undernoted
       Sales and marketing
        expenses                  64       64      -      119      128     (7)
       Operating, general
        and administrative
        expenses                 370      361      2      750      714      5
                             -------------------------------------------------
                                 434      425      2      869      842      3
                             -------------------------------------------------
     Adjusted operating
      profit(1)                  329      293     12      637      571     12
     Stock-based compensation
      recovery (expense)(2)       (4)     (10)   (60)      19       21    (10)
     Integration and
      restructuring expenses(3)   (6)      (1)   n/m       (7)      (1)   n/m
     Adjustment for CRTC
      Part II fees decision(4)     -      (30)   n/m        -      (25)   n/m
                             -------------------------------------------------
     Operating profit(1)     $   319  $   252     27  $   649  $   566     15
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      profit margin(1)         43.1%    40.8%           42.3%    40.4%
     -------------------------------------------------------------------------

     (1) As defined. See the sections entitled "Key Performance Indicators and
         Non-GAAP Measures" and "Supplementary Information".
     (2) See the section entitled "Stock-based Compensation".
     (3) Costs incurred relate to i) severances and restructuring expenses related to the outsourcing of certain information technology functions; and ii) the integration of Futureway and Aurora Cable.
     (4) Relates to an adjustment for CRTC Part II fees related to prior periods.

     Summarized Subscriber Results

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
                                      June 30,                 June 30,
     (Subscriber statistics  -------------------------------------------------
      in thousands)            2009    2008(1)   Chg    2009    2008(1)   Chg
     -------------------------------------------------------------------------

     Cable homes passed(2)     3,577    3,648    (71)   3,577    3,648    (71)

     Basic Cable
       Net losses                (19)     (13)    (6)     (27)     (13)   (14)
       Total Basic Cable
        subscribers(3)         2,292    2,298     (6)   2,292    2,298     (6)

     Cable High-speed Internet
       Net additions(4)           (4)      14    (18)       7       53    (46)
       Total Internet
        subscribers
        (residential)(3)(4)    1,578    1,516     62    1,578    1,516     62

     Digital Cable
       Terminals, net
        additions                 27       54    (27)     105      157    (52)
       Total terminals in
        service(3)             2,388    2,036    352    2,388    2,036    352
       Households, net
        additions                  8       23    (15)      43       72    (29)
       Total households(2)     1,593    1,431    162    1,593    1,431    162

     Cable telephony lines
       Net additions and
        migrations(5)             21       41    (20)      38       87    (49)
       Total Cable telephony
        lines(3)                 878      745    133      878      745    133

     Cable Revenue Generating
      Units ("RGUs")(6)
       Net additions               6       65    (59)      61      199   (138)
       Total RGUs              6,341    5,990    351    6,341    5,990    351

     -------------------------------------------------------------------------

     Circuit-switched lines
       Net losses and
        migrations(5)            (27)     (22)    (5)     (50)     (36)   (14)
       Total circuit-switched
        lines                    165      298   (133)     165      298   (133)
     -------------------------------------------------------------------------

     (1) Certain of the comparative figures have been reclassified to conform to the current year presentation.
     (2) Since June 30, 2008, a change in subscriber reporting resulted in a cumulative decrease to cable homes passed of approximately 168,000.
     (3) On June 12, 2008 we acquired approximately 16,000 basic cable subscribers, 11,000 high-speed Internet subscribers, 8,000 terminals in service, 6,000 digital households and 2,000 cable telephony subscriber lines, representing 35,000 RGUs, from Aurora Cable.
     (4) Cable high-speed Internet subscriber base excludes ADSL subscribers of 7,000 and 18,000 at June 30, 2009 and June 30, 2008, respectively.
         In addition, net additions excludes ADSL subscriber losses of 2,000 and 4,000 in the three and six months ended June 30, 2009, respectively, and ADSL subscriber losses (gains) of 1,000 and (1,000)
         in the three and six months ended June 30, 2008, respectively. The comparative figures have been restated to conform to the basis of presentation used in the current year. In addition, during the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS' broadband data circuits to Cable Operations'
         high-speed Internet subscriber base. These subscribers are not included in net additions for the three and six months ended
         June 30, 2008.
     (5) Includes approximately 6,000 and 11,000 migrations from circuit-switched to cable telephony for the three and six months ended June 30, 2009, respectively, and includes approximately 13,000 and 16,000 migrations from circuit-switched to cable telephony for the three and six months ended June 30, 2008, respectively.
     (6) Cable RGUs are comprised of basic cable subscribers, digital cable households, Cable high-speed Internet subscribers and residential cable telephony lines.
     >>

     A relatively deep and sustained economic recession in Ontario has driven high rates of unemployment and a significant slowdown in new home construction resulting in lower net additions of our cable products in the three and six months ended June 30, 2009, compared to the corresponding periods of 2008. The impact of this recession has affected new sales of our Internet and Home Phone products as customers move residences less and the growth in new home construction has slowed significantly, which historically are two of Cable's largest sources of new product sales. In response to the weak economic conditions Cable has implemented strategic cost reduction and efficiency improvement initiatives to enable a sustained reduction of operating costs.
     Additionally, the second quarter is traditionally the cable industry's lowest net gain quarter of the year due to seasonal patterns associated with early summer university student disconnects.

     Core Cable Revenue

     Within Cable Operations, the increase in Core Cable revenue for the three and six months ended June 30, 2009, compared to the corresponding periods of
2008, reflects the continued deepening penetration of our digital cable product offerings. Additionally, the impact of certain price changes introduced during the previous twelve months to both our analog and digital cable services contributed to the growth in revenue.
     The digital cable subscriber base grew by 11% from June 30, 2008 to June
30, 2009. Digital penetration now represents approximately 70% of basic cable households, compared to 62% in the corresponding period of 2008. Increased demand from subscribers for digital content, HDTV and personal video recorder
("PVR") equipment, combined with marketing campaigns which package cable television, high-speed Internet and Rogers Home Phone services, contributed to the growth in the digital subscriber base of 8,000 and 43,000 in the three and six months ended June 30, 2009, respectively. In addition, digital cable subscriber box additions shifted in mix to a heavier weighting of customer purchases as opposed to rentals in response to increased promotional activities.

     Internet (Residential) Revenue

     The year-over-year increase in Internet revenues for the three and six months ended June 30, 2009, primarily reflects the 3% increase in the Internet subscriber base combined with increased revenue resulting from Internet services price increases made during the previous twelve months and incremental revenue from charges for additional usage for customers who exceed prescribed monthly gigabyte allowances.
     With the high-speed Internet base now at approximately 1.6 million subscribers, Internet penetration is approximately 44% of the homes passed by our cable networks and 69% of our basic cable customer base.
     In addition to the impact of the economic recession on sales as discussed above, the lower high-speed Internet net additions also reflect an increasing degree of product maturation as penetration of broadband in Canada continues to deepen.

     Rogers Home Phone Revenue

     The Rogers Home Phone revenue for the three and six months ended June 30,
2009, reflects the year-over-year growth in the cable telephony customer base equating to cable telephony revenue growth of approximately 22% for the quarter and 24% for the year-to-date, offset by the ongoing decline of the circuit-switched and long-distance only customer bases. The lower net additions of cable telephony lines in the second quarter of 2009 versus the corresponding period of 2008 reflects the impact of the economic recession in
Ontario combined with intensified win-back activities by incumbent telecom providers as Rogers' market share increases.
     Total cable telephony lines grew 18% from June 30, 2008 to June 30, 2009.
At June 30, 2009, cable telephony lines represented 25% of the homes passed by our cable networks and 38% of basic cable subscribers.
     Cable continues to focus principally on growing its on-net cable telephony line base. As part of this on-net focus, Cable began to significantly de-emphasize circuit-switched sales early in 2008 and intensified its efforts to convert circuit-switched lines that are within the cable territory onto its cable telephony platform. Of the 21,000 net line additions to cable telephony during the second quarter of 2009, approximately
6,000 were migrations of lines from our circuit-switched platform to our cable telephony platform. Because of the strategic decision in early 2008 to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers continues to contract over time.
     Excluding the impact of the shrinking circuit-switched telephony business, the Rogers Home Phone and overall Cable Operations year over year revenue growth for the second quarter ended June 30, 2009 would have been 22%
and 10%, respectively.

     Cable Operations Operating Expenses

     Cable operations have focused on implementing a program of permanent cost reduction and efficiency improvement initiatives which has enabled the overall operating expense growth to remain minimal for 2009. The increase in Cable's operating expenses for the three and six months ended June 30, 2009 compared to the corresponding periods of 2008 was primarily driven by the increases in the digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, credit and collection costs and increases in information technology costs. Partially offsetting these increases was a reduction in certain other costs resulting from lower volumes of RGU net additions in the second quarter of 2009 versus in the corresponding period of 2008 and the result of the above noted cost reduction and efficiency initiatives across various activity based functions.

     Cable Operations Adjusted Operating Profit

     The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above combined with improved operating efficiencies, cost reductions and decreased activity levels. As a result,
Cable Operations adjusted operating profit margins increased to 43.1% and
42.3% for the three and six months ended June 30, 2009, respectively, compared to 40.8% and 40.4% in the corresponding periods of 2008.
     Cable Operations' base of circuit-switched local telephony customers, which was acquired in July 2005 through the acquisition of Call-Net, is generally less capital intensive than its on-net cable telephony business but also generates lower margins. As a result, the inclusion of the circuit-switched local telephony business, which includes approximately
165,000 residential customers of which approximately 24% are within Cable
Operations' footprint, has a dilutive impact on operating profit margins.

     <<
     ROGERS BUSINESS SOLUTIONS

     Summarized Financial Results

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
     (In millions of                  June 30,                 June 30,
      dollars, except        -------------------------------------------------
      margin)                  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     RBS operating revenue   $   125  $   130     (4) $   253  $   263     (4)
                             -------------------------------------------------

     Operating expenses
      before the undernoted
       Sales and marketing
        expenses                   6        6      -       12       13     (8)
       Operating, general and
        administrative
        expenses                 112      108      4      219      217      1
                             -------------------------------------------------
                                 118      114      4      231      230      0
                             -------------------------------------------------
     Adjusted operating
      profit(1)                    7       16    (56)      22       33    (33)
     Stock-based compensation
      recovery(2)                  -        -    n/m        1        1      -
     Integration and
      restructuring
      expenses(3)                 (1)      (2)   (50)      (1)      (3)   (67)
                             -------------------------------------------------
     Operating profit(1)     $     6  $    14    (57) $    22  $    31    (29)
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      profit margin(1)          5.6%    12.3%            8.7%    12.5%
     -------------------------------------------------------------------------

     (1) As defined. See the sections entitled "Key Performance Indicators and
         Non-GAAP Measures" and "Supplementary Information".
     (2) See the section entitled "Stock-based Compensation".
     (3) In the three and six months ended June 30, 2009 costs incurred relate to severances and restructuring expenses related to the outsourcing of certain information technology functions. In the three and six months ended June 30, 2008 costs incurred relate to the integration of Call-Net and the restructuring of RBS.

     Summarized Subscriber Results

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
                                      June 30,                 June 30,
     (Subscriber statistics  -------------------------------------------------
      in thousands)            2009     2008     Chg    2009     2008     Chg
     -------------------------------------------------------------------------

     Local line
      equivalents(1)
       Total local line
        equivalents              187      215    (28)     187      215    (28)

     Broadband data
      circuits(2)(3)
       Total broadband data
        circuits                  37       30      7       37       30      7
     -------------------------------------------------------------------------

     (1) Local line equivalents include individual voice lines plus Primary
         Rate Interfaces ("PRIs") at a factor of 23 voice lines each.
     (2) Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
     (3) During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed
         Internet subscribers from RBS' broadband data circuits to Cable
         Operations' high-speed Internet subscriber base. These subscribers are not included in net additions for 2008.
     >>

     RBS Revenue

     The decrease in RBS revenues reflects a decline in the lower margin resale and legacy data service businesses, with a shift in focus to leveraging on-net revenue opportunities utilizing Cable's existing network facilities. As well, RBS continues to focus on retaining its existing medium-enterprise and carrier customer base. For the three and six months ended June 30, 2009, RBS data and local revenues declined modestly, offset partially by an increase in long-distance revenue compared to the corresponding periods of 2008.
     RBS continues to focus on managing the profitability of its existing customer base and evaluating profitable opportunities within the medium and large enterprise and carrier segments, while Cable Operations focuses on continuing to grow Rogers' penetration of telephony and Internet services into the small business and home office markets within Cable's territory.

     RBS Operating Expenses

     Operating, general and administrative expenses increased for the three and six months ended June 30, 2009, compared to the corresponding periods of
2008 as an increase in carrier charges was offset by reductions in customer care and engineering costs.
     Sales and marketing expenses were relatively unchanged for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, and reflects streamlining initiatives associated with the refocusing of RBS'
business as discussed above.

     RBS Adjusted Operating Profit

     The decline in revenue described above combined with modest increases in cost of sales and other operating expenses resulted in the year over year declines in RBS adjusted operating profit for the three and six months ended
June 30, 2009.

     <<
     ROGERS RETAIL

     Summarized Financial Results

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
     (In millions of                  June 30,                 June 30,
      dollars, except        -------------------------------------------------
      margin)                  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Rogers Retail
      operating revenue      $    90  $    92     (2) $   192  $   192      -
                             -------------------------------------------------

     Operating expenses
      before the undernoted       94       97     (3)     195      194      1
                             -------------------------------------------------
     Adjusted operating
      loss(1)                     (4)      (5)   (20)      (3)      (2)    50
     Stock-based compensation
      recovery (expense)(2)        -       (1)   n/m        1        -    n/m
     Integration and
      restructuring
      expenses(3)                  -        -    n/m       (3)      (4)   (25)
                             -------------------------------------------------
     Operating loss(1)       $    (4) $    (6)   (33) $    (5) $    (6)   (17)
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      loss margin(1)           (4.4%)   (5.4%)          (1.6%)   (1.0%)
     -------------------------------------------------------------------------

     (1) As defined. See the sections entitled "Key Performance Indicators and
         Non-GAAP Measures".
     (2) See the section entitled "Stock-based Compensation".
     (3) Costs incurred relate to the closure of certain Rogers Retail stores.
     >>

     Rogers Retail Revenue

     Rogers Retail revenue for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, was relatively unchanged as the result of increased sales of Rogers Wireless and Cable products and services being mostly offset by the ongoing decline in video rentals and sales.

     Rogers Retail Adjusted Operating Loss

     Adjusted operating loss at Rogers Retail was also relatively unchanged for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, and reflects the trends noted above.

     CABLE ADDITIONS TO PP&E

     The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

     <<
     -   Customer premise equipment ("CPE"), which includes the equipment for digital set-top terminals, Internet modems and associated
         installation costs;
     -   Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
     -   Line extensions, which includes network costs to enter new service areas;
     -   Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network
         electronics; and
     -   Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

     Summarized Cable PP&E Additions

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
                                      June 30,                 June 30,
                             -------------------------------------------------
     (In millions of dollars)  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Additions to PP&E
       Customer premise
        equipment            $    45  $    53    (15) $    78  $    99    (21)
       Scalable
        infrastructure            69       75     (8)     104      110     (5)
       Line extensions            10       12    (17)      18       21    (14)
       Upgrades and rebuild        5        5      -       10        8     25
       Support capital            27       40    (33)      50       68    (26)
                             -------------------------------------------------
     Total Cable Operations      156      185    (16)     260      306    (15)
     RBS                           9       10    (10)      17       14     21
     Rogers Retail                 3        4    (25)       6        7    (14)
                             -------------------------------------------------
                             $   168  $   199    (16) $   283  $   327    (13)
     -------------------------------------------------------------------------
     >>

     Additions to Cable PPE include continued investments in the cable network to improve our customers experience through increased speed and performance of our internet service and capacity enhancements to our digital network to allow for incremental HD and on On-Demand services to be added.
     The decline in Cable Operations PP&E additions for the three and six months ended June 30, 2009 compared to the corresponding period in 2008 resulted primarily from lower spending associated with lower levels of RGU additions and new home formations during the period.
     The changes in RBS PP&E additions for the three and six months ended June
30, 2009, compared to the corresponding periods of 2008, primarily reflects the timing of expenditures on customer networks and support capital.
     Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

     <<
     MEDIA
     -----

     Summarized Media Financial Results

     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
     (In millions of                  June 30,                 June 30,
      dollars, except        -------------------------------------------------
      margin)                  2009 2008(1)(2) % Chg    2009 2008(1)(2) % Chg
     -------------------------------------------------------------------------

     Operating revenue       $   366  $   409    (11) $   650  $   716     (9)
                             -------------------------------------------------

     Operating expenses
      before the undernoted      329      357     (8)     623      663     (6)
                             -------------------------------------------------
     Adjusted operating
      profit(3)                   37       52    (29)      27       53    (49)
     Stock-based compensation
      recovery (expense)(4)       (2)      (9)   (78)      14       11     27
     Integration and
      restructuring
      expenses(5)                (21)       -    n/m      (21)       -    n/m
     Adjustment for CRTC
      Part II fees decision(6)     -       (7)   n/m        -       (6)   n/m
                             -------------------------------------------------
     Operating profit(3)     $    14  $    36    (61) $    20  $    58    (66)
                             -------------------------------------------------
                             -------------------------------------------------

     Adjusted operating
      profit margin(3)         10.1%    12.7%            4.2%     7.4%

     Additions to property,
      plant and equipment(3) $    16  $    17     (6) $    30  $    38    (21)
     -------------------------------------------------------------------------

     (1) The operating results of channel m are included in Media's results of operations from the date of acquisition on April 30, 2008.
     (2) The operating results of Outdoor Life Network are included in Media's results of operations from the date of acquisition on July 31, 2008.
     (3) As defined. See the section entitled "Key Performance Indicators and
         Non-GAAP Measures".
     (4) See the section entitled "Stock-based Compensation".
     (5) Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.
     (6) Relates to an adjustment for CRTC Part II fees related to prior periods.
     >>

     Media Revenue

     The significant decline in Media's revenues for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, primarily reflects revenue declines at Television, Radio and Publishing driven by ongoing industry wide weakness in the advertising market and at The Shopping
Channel driven by a challenging environment for consumer discretionary retail sales. These decreases were partially offset by an increase in subscriber revenue at Sportsnet.

     Media Operating Expenses

     The decrease in Media's operating expenses for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, primarily reflects lower variable costs associated with a decline in sales at The
Shopping Channel, lower costs associated with printing and production at
Publishing, and a focused cost reduction program across all of Media's divisions. These decreases were partially offset by increased programming costs at Sportsnet and Television.

     Media Adjusted Operating Profit

     The decrease in Media's adjusted operating profit for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, primarily reflects the revenue and expense changes discussed above and overall is reflective of the challenging economic conditions and the resultant declines in advertising and retail sales activity.

     Media Additions to PP&E

     The majority of Media's PP&E additions in the three and six months ended
June 30, 2009, reflect the continued construction of a new television production facility for the combined Ontario operations of Citytv and OMNI, with the overall decline from the three and six months ended June 30, 2008, a result of the aforementioned cost containment initiatives.

     Recent Media Developments

     In July 2009, the Blue Jays released a player from the remaining term of a contract, which will result in an approximate US$15 million charge to operating profit in the third quarter of 2009.

     <<
     RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING
     PROFIT FOR THE PERIOD
     >>

     The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian
GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the "Supplementary Information" section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with the tables in the
Supplemental Information section entitled "Segmented Information".

     <<
     -------------------------------------------------------------------------
                                 Three months ended       Six months ended
                                      June 30,                 June 30,
                             -------------------------------------------------
     (In millions of dollars)  2009     2008   % Chg    2009     2008   % Chg
     -------------------------------------------------------------------------

     Net income              $   374  $   301     24  $   683  $   645      6
     Income tax expense          125      153    (18)     285      323    (12)
     Other income, net            (4)      (5)   (20)      (6)     (13)   (54)
     Change in the fair value
      of derivative instruments   11       (5)   n/m        1       (1)   n/m
     Foreign exchange (gain)
      loss                       (80)      (1)   n/m      (51)       6    n/m
     Debt issuance costs           5        -    n/m        5        -    n/m
     Interest on long-term
      debt                       156      133     17      308      271     14
                             -------------------------------------------------
     Operating income            587      576      2    1,225    1,231     (0)
     Depreciation and
      amortization               446      420      6      890      860      3
                             -------------------------------------------------
     Operating profit          1,033      996      4    2,115    2,091      1
     Stock-based compensation
      expense (recovery)          13       53    (75)     (68)     (63)     8
     Integration and
      restructuring
      expenses                    37        3    n/m       41        8    n/m
     Adjustment for CRTC
      Part II fees decision        -       37    n/m        -       31    n/m
                             -------------------------------------------------
     Adjusted operating
      profit                 $ 1,083  $ 1,089     (1) $ 2,088  $ 2,067      1
     -------------------------------------------------------------------------
     >>

     Net Income and Net Income Per Share

     We recorded net income of $374 million and $683 million for the three and six months ended June 30, 2009, respectively, or basic and diluted net income per share of $0.59 and $1.08, respectively, compared to net income of $301 million and $645 million, or basic and diluted net income per share of $0.47 and $1.01 in the corresponding periods in 2008.
     On an adjusted basis, we recorded net income of $412 million and $668 million for the three and six months ended June 30, 2009, respectively, or basic and diluted adjusted net income per share of $0.65 and $1.06, respectively, compared to net income of $364 million and $631 million, or basic and diluted net income per share of $0.57 and $0.99 in the corresponding periods in 2008.

     Income Tax Expense

     Due to our non-capital loss carryforwards, our income tax expense for the three and six months ended June 30, 2009 and 2008, substantially represents non-cash income taxes. As illustrated in the table below, our effective income tax rates for the three and six months ended June 30, 2009 were 25.1% and
29.4%, respectively. The effective income tax rates for the three and six months ended June 30, 2009, differed from the 2009 statutory income tax rate of 32.1% primarily due to a decrease in the valuation allowance recorded in respect of realized and unrealized capital losses and other future tax assets.
The effective income tax rates for the three and six months ended June 30,
2008 were 33.7% and 33.4%, respectively.

     <<
     -------------------------------------------------------------------------
                                      Three months ended     Six months ended
                                      ----------------------------------------
     (In millions of dollars)          June 30,  June 30,  June 30,   June 30,
                                          2009      2008      2009       2008
     -------------------------------------------------------------------------

     Statutory income tax rates          32.1%     32.7%     32.1%      32.7%
     -------------------------------------------------------------------------

     Income before income taxes        $   499   $   454   $   968   $    968

     Income tax expense at statutory
      income tax rate on income
      before income taxes              $   160   $   148   $   311   $    316
     Increase (decrease) in income
      taxes resulting from:
     Change in the valuation allowance
      for future income taxes              (38)        2       (23)         3
     Other items                             3         3        (3)         4

     Income tax expense                $   125   $   153   $   285   $    323
     -------------------------------------------------------------------------

     Effective income tax rate           25.1%     33.7%     29.4%      33.4%
     -------------------------------------------------------------------------
     >>

     Change in Fair Value of Derivative Instruments

     The change in the fair value of derivative instruments in the three and six months ended June 30, 2009 was primarily the result of the change in the fair value of the cross-currency interest rate exchange agreements
("Derivatives") hedging the US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes. This change in fair value was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three months and six months ended June
30, 2009, the Canadian dollar strengthened by 9.8 cents and 6.2 cents, respectively, versus the U.S. dollar. We have recorded the fair value of our
Derivatives using an estimated credit-adjusted mark-to-market valuation. The impact of such valuation is illustrated in the section entitled
"Mark-to-Market Value of Derivatives".

     Foreign Exchange Gain (Loss)

     During the three months ended June 30, 2009, the Canadian dollar strengthened by 9.8 cents versus the U.S. dollar resulting in a foreign exchange gain of $80 million, primarily related to US$750 million of U.S.
dollar-denominated long-term debt that is not hedged for accounting purposes, comprising the US$400 million of Subordinated Notes due 2012 which are not hedged and the US$350 million Senior Notes due 2038 for which the Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2008, the Canadian dollar strengthened by 0.9 cents versus the U.S. dollar and resulted in a foreign exchange gain of $1 million during the three months ended June 30, 2008.
     During the six months ended June 30, 2009, the Canadian dollar strengthened by 6.2 cents versus the U.S. dollar resulting in a foreign exchange gain of $51 million, primarily related to US$750 million of U.S.
dollar-denominated long-term debt that is not hedged for accounting purposes.
During the corresponding period of 2008, the Canadian dollar weakened by 3.1 cents versus the U.S. dollar and resulted in a foreign exchange loss of $6 million during the six months ended June 30, 2008

     Debt Issuance Costs

     During the three months ended June 30, 2009, we recorded debt issuance costs of $5 million for fees and expenses incurred in connection with the $1.0 billion of 5.80% Senior Notes offering that was closed on May 26, 2009. See the section entitled "Overview of Liquidity, Financing and Share Capital
Activities - Financing" for further details.

     Interest on Long-Term Debt

     The $23 million increase in interest expense for the three months ended
June 30, 2009 and the $37 million increase in interest expense for the six months ended June 30, 2009, compared to the corresponding periods of 2008, are primarily due to the $1.5 billion net increase in long-term debt at June 30,
2009 compared to June 30, 2008, including the impact of Derivatives.
     The $1.5 billion net increase in our long-term debt at June 30, 2009 compared to June 30, 2008 was largely due to the payment of an aggregate of
$1.0 billion in the third quarter of 2008 for the acquisition of spectrum licences in the AWS spectrum auction and the payment of an aggregate of $0.5 billion in the second quarter of 2009 for the purchase and cancellation of an aggregate of 16,480,000 Class B Non-Voting shares. See the section entitled
"Overview of Liquidity, Financing and Share Capital Activities - Financing"
for further details.

     Operating Income

     The increase in operating income in the three months ended June 30, 2009, compared to the corresponding periods of 2008, reflects the growth in revenue, of $88 million exceeding the growth in expenses of $77 million. For the six months ended June 30, 2009, compared to the corresponding period of 2008, the growth in expenses of $232 million exceeded the growth in revenue of $226 million. See the section entitled "Segment Review" for a detailed discussion of respective segment results.

     Depreciation and Amortization Expense

     The increase in depreciation and amortization expense for the three and six months ended June 30, 2009, compared to the corresponding periods of 2008, primarily reflects an increase in depreciation on PP&E.

     <<
     Stock-based Compensation

     A summary of stock-based compensation (recovery) expense is as follows:

                                   -------------------------------------------
                                   Stock-based Compensation Expense (Recovery)
                                       Included in Operating, General and
                                             Administrative Expenses
     -------------------------------------------------------------------------
                                     Three months ended     Six months ended
                                           June 30,              June 30,
                                   -------------------------------------------
     (In millions of dollars)          2009       2008       2009       2008
     -------------------------------------------------------------------------

     Wireless                       $      2   $      8   $     (8)  $     (2)
     Cable                                 4         11        (21)       (22)
     Media                                 2          9        (14)       (11)
     Corporate                             5         25        (25)       (28)
                                   -------------------------------------------
                                    $     13   $     53   $    (68)  $    (63)
     -------------------------------------------------------------------------
     >>

     At June 30, 2009, we had a liability of $186 million (June 30, 2008 -
$366 million) related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three and six months ended June 30, 2009, $6 million and $24 million, respectively, was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007. In the three and six months ended June 30, 2008, $39 million and $60 million, respectively, was paid to holders of stock options, restricted share units and deferred share units upon exercise using the cash settlement feature. The expense (recovery) in a given period is generally a function of the vesting of options and units and a true up to the liability associated with changes to the underlying stock price.

     Integration and Restructuring Expenses

     During the three and six months ended June 30, 2009, we incurred $37 million and $41 million, respectively, of restructuring expenses related to i)
severances resulting from the restructuring of our employee base in Media to improve our cost structure in light of the declining economic conditions ($21 million and $21 million, respectively); ii) severances and restructuring expenses related to the outsourcing of certain information technology functions ($15 million and $15, respectively); iii) the integration of previously acquired businesses and related restructuring ($1 million and $2 million, respectively); and iv), the closure of certain retail stores ($nil and $3 million, respectively).

     Adjusted Operating Profit

     As discussed above, the growth in Cable's adjusted operating profit for the three and six months ended June 30, 2009 compared to the three and six months ended June 30, 2008, was offset by the decrease in Media's adjusted operating profit as a result of the decline in advertising and consumer discretionary sales and the decrease in Wireless' quarterly adjusted operating profit as a result of the significant costs associated with the heavy sales volumes of subsidized smartphone devices. For discussions of the results of operations of each of these segments, refer to the respective segment sections above.
     For the three months ended June 30, 2009, consolidated adjusted operating profit decreased to $1,083 million, from $1,089 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the three months ended June 30, 2009 and June 30, 2008, respectively, excludes: (i)
stock-based compensation expense of $13 million and $53 million; (ii)
integration and restructuring expenses of $37 million and $3 million; and
(iii) an adjustment of CRTC Part II fees related to prior periods of $37 million in the three months ended June 30, 2008
     For the six months ended June 30, 2009, consolidated adjusted operating profit increased to $2,088 million, from $2,067 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the six months ended June 30, 2009 and June 30, 2008, respectively, excludes: (i)
stock-based compensation recovery of $68 million and $63 million; (ii)
integration and restructuring expenses of $41 million and $8 million; and
(iii) an adjustment of CRTC Part II fees related to prior periods of $31 million in the six months ended June 30, 2008.
     For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled "Supplementary Information" and
"Key Performance Indicators and Non-GAAP Measures".

     <<
     OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

     Liquidity

     Three Months Ended June 30, 2009
     >>

     For the three months ended June 30, 2009, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, decreased to $918 million from $944 million in the corresponding period of 2008. The $26 million decrease is primarily the result of a $6 million decrease in adjusted operating profit and a $23 million increase in interest expense.
     Taking into account the changes in non-cash working capital items for the three months ended June 30, 2009, cash generated from operations was $876 million, compared to $870 million in the corresponding period of 2008. The cash generated from operations of $876 million, together with the receipt of
$1.0 billion in gross proceeds from the issuance of public debt, resulted in total net funds of approximately $1,876 million generated or raised in the three months ended June 30, 2009.
     Net funds used during the three months ended June 30, 2009 totaled approximately $1,712 million, the details of which include the following:

     <<
     -   additions to PP&E of $426 million, net of $8 million of related changes in non-cash working capital;

     -   net repayments under our bank credit facility aggregating
         $515 million;

     -   the payment of quarterly dividends of $184 million on our Class A
         Voting and Class B Non-Voting shares;

     -   the purchase for cancellation of 16,480,000 Class B Non-Voting shares for an aggregate purchase price of $509 million;

     -   payments for program rights of $48 million; and

     -   acquisitions and other investments aggregating $30 million, including
         $11 million to acquire K-Rock and KIX Country, Kingston FM radio stations, $15 million to acquire spectrum licences and $4 million of other investments.
     >>

     Taking into account the cash deficiency of $95 million at the beginning of the period and the net fund inflows described above, the cash and cash equivalents at June 30, 2009 were $69 million.

     Six Months Ended June 30, 2009

     For the six months ended June 30, 2009, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, decreased to $1,800 million from $1,813 million in the corresponding period of 2008. The $13 million decrease is primarily the result of a $21 million increase in adjusted operating profit, offset by a $37 million increase in interest expense.
     Taking into account the changes in non-cash working capital items for the six months ended June 30, 2009, cash generated from operations was $1,564 million, compared to $1,569 million in the corresponding period of 2008. The cash generated from operations of $1,564 million, together with the receipt of
$1.0 billion in gross proceeds from the issuance of public debt, resulted in total net funds of approximately $2,564 million generated or raised in the six months ended June 30, 2009.
     Net funds used during the six months ended June 30, 2009 totaled approximately $2,476 million, the details of which include the following:

     <<
     -   additions to PP&E of $916 million, including $123 million of related changes in non-cash working capital;

     -   net repayments under our bank credit facility aggregating
         $585 million;

     -   the payment of dividends of $343 million on our Class A Voting and
         Class B Non-Voting shares;

     -   the purchase for cancellation of 16,480,000 Class B Non-Voting shares for an aggregate purchase price of $509 million;

     -   payments for program rights of $92 million; and

     -   acquisitions and other investments aggregating $31 million, including
         $11 million to acquire K-Rock and KIX Country, Kingston FM radio stations, $15 million to acquire spectrum licences and $5 million of other investments.
     >>

     Taking into account the cash deficiency of $19 million at the beginning of the period and the net fund inflows described above, the cash and cash equivalents at June 30, 2009 were $69 million.

     Financing

     Our long-term debt instruments are described in Note 14 to the 2008
Annual Audited Consolidated Financial Statements and Note 6 to the Unaudited
Interim Consolidated Financial Statements for the three and six months ended
June 30, 2009.

     Three Months Ended June 30, 2009

     As mentioned above, during the three months ended June 30, 2009, an aggregate $515 million net repayment was made under our bank credit facility, leaving the full amount available to be drawn under our $2.4 billion bank credit facility.
     On May 26, 2009 RCI issued in Canada $1.0 billion aggregate principal amount of 5.80% Senior Notes due 2016 (the "2016 Notes"). The 2016 Notes were issued at a discount of 99.767% to yield 5.84% per annum. RCI received net proceeds of $992.3 million from the issuance of the 2016 Notes after deducting the original issue discount of $2.3 million, agents' fees of $3.7 million and other related expenses of $1.7 million. The 2016 Notes are unsecured and are guaranteed on an unsecured basis by each of Rogers Wireless Partnership and
Rogers Cable Communications Inc. and rank pari passu with all of RCI's other senior unsecured and unsubordinated notes and debentures.
     In May 2009, at the same time as our announcement of an amendment to our normal course issuer bid ("NCIB"), we also announced that Rogers set a target leverage range for our capital structure of net debt to adjusted operating profit of 2.0 to 2.5 times.

     Six Months Ended June 30, 2008

     As mentioned above, during the six months ended June 30, 2009, an aggregate $585 million net repayment was made under our bank credit facility, leaving the full amount available to be drawn under our $2.4 billion bank credit facility.

     Normal Course Issuer Bid

     In February 2009, Rogers filed a NCIB authorizing us to repurchase up to the lesser of 15 million of our Class B Non-Voting shares and that number of
Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. This NCIB, which expires on February
19, 2010, replaced a previously filed NCIB which expired in January 2009.
     In May 2009, we amended the NCIB to provide that we may, during the twelve month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX up to the lesser of 48 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion.
     During the three and six months ended June 30, 2009, RCI purchased an aggregate of 16,480,000 Class B Non-Voting shares for an aggregate purchase price of $509 million. An aggregate of 6,230,000 of these shares have been purchased by RCI pursuant to private agreements between RCI and certain arm's-length third party sellers for an aggregate purchase price of $172 million. These purchases were made under issuer bid exemption orders issued by the Ontario Securities Commission and are included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB. The number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by RCI considering market conditions, stock prices, its cash position, and other factors.

     Credit Ratings Upgrades

     In May 2009, Moody's Investors Service upgraded the rating for RCI's senior unsecured debt to Baa2 (from Baa3) and upgraded the rating for RCI's senior subordinated debt to Baa3 (from Ba1). Each of these ratings has a
Stable outlook (from Positive).
     In May 2009, Standard & Poor's Ratings Services upgraded each of the following: the long-term corporate credit rating for RCI to BBB (from BBB-);
the rating for RCI's senior unsecured debt to BBB (from BBB-); and the rating for RCI's senior subordinated debt to BBB- (from BB+). All of these ratings have a Stable outlook.
     In May 2009, Fitch Ratings affirmed each of the following: the issuer default rating for RCI of BBB; the rating for RCI's senior unsecured debt of
BBB; and the rating for RCI's senior subordinated debt of BBB-. All of these ratings have a Stable outlook.

     Interest Rate and Foreign Exchange Management

     Economic Hedge Analysis

     For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such
Derivatives are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the
Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.
     During the three and six months ended June 30, 2009, there was no change in our U.S. dollar-denominated debt or in our Derivatives. On June 30, 2009,
93.3% of our U.S. dollar-denominated debt was hedged on an economic basis while 87.4% of our U.S. dollar-denominated debt was hedged on an accounting basis under Canadian GAAP.

     <<
     Consolidated Hedged Position

     -------------------------------------------------------------------------
     (In millions of dollars,
      except percentages)                   June 30, 2009   December 31, 2008
     -------------------------------------------------------------------------

     U.S. dollar-denominated long-term
      debt                                 US $     5,940      US $     5,940

     Hedged with Derivatives               US $     5,540      US $     5,540

     Hedged exchange rate                 Cdn $    1.2043     Cdn $    1.2043

     Percent hedged                               93.3%(1)              93.3%
     -------------------------------------------------------------------------

     Amount of long-term debt(2)
      at fixed rates:

     Total long-term debt                 Cdn $     8,773     Cdn $     8,383
     Total long-term debt at fixed rates  Cdn $     8,773     Cdn $     7,798
     Percent of long-term debt fixed               100.0%               93.0%

     -------------------------------------------------------------------------

     Weighted average interest rate
      on long-term debt                             7.45%               7.29%

     -------------------------------------------------------------------------

     (1) Pursuant to the requirements for hedge accounting under Canadian
         Institute of Chartered Accountants ("CICA") Handbook Section 3865,
         Hedges, on June 30, 2009, RCI accounted for 93.5% of its Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, 87.4% of U.S. dollar denominated debt is hedged for accounting purposes versus 93.3% on an economic basis.
     (2) Long-term debt includes the effect of the Derivatives.
     >>

     Mark-to-Market Value of Derivatives

     In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which was determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated credit default swap spread
("CDS Spread") for the relevant term and counterparty for each derivative. In the case of Derivatives accounted for as assets by Rogers (i.e. those
Derivatives for which the counterparties owe Rogers), the CDS Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those Derivatives for which Rogers owes the counterparties), Rogers' CDS Spread was added to the risk-free discount rate.
The estimated credit-adjusted values of the Derivatives are subject to changes in credit spreads of Rogers and its counterparties.
     The effect of estimating the credit-adjusted value of Derivatives at June
30, 2009 versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at June 30, 2009, the credit-adjusted estimated net liability value of Rogers' Derivatives portfolio was $396 million, which is $6 million more than the unadjusted risk-free mark-to-market net liability value.

     <<
     -------------------------------------------------------------------------
                                                    Derivatives
                                      Derivatives          in a           Net
                                      in an asset     liability     liability
                                         position      position      position
     (In millions of dollars)                  (A)           (B)       (A + B)
     -------------------------------------------------------------------------

     Mark-to-market value -
      risk free analysis               $      399    $     (789)   $     (390)

     -------------------------------------------------------------------------

     Mark-to-market value -
      credit-adjusted estimate
      (carrying value)                 $      351    $     (747)   $     (396)

     -------------------------------------------------------------------------

     Difference                        $       48    $      (42)   $        6

     -------------------------------------------------------------------------
     >>

     Long-term Debt Plus Net Derivative Liabilities (Assets)

     The aggregate of our long-term debt plus net derivative liabilities
(assets) at the mark-to-market values using risk-free analysis ("the risk-free analytical value") is used by us and many analysts to most closely represent the Company's net debt-related obligations for valuation purposes, and is calculated as follows:

     <<
     -------------------------------------------------------------------------
                                          June 30,     March 31,  December 31,
     (In millions of dollars)                2009          2009          2008
     -------------------------------------------------------------------------

     Long-term debt(1)                 $    8,551    $    8,647    $    8,507

     Net derivative liabilities
      (assets) at the risk-free
      analytical value(1)              $      390    $    (174)    $      144

     -------------------------------------------------------------------------

     Total                             $    8,941    $   8,473     $    8,651
     -------------------------------------------------------------------------

     (1) Includes current and long-term portions.
     >>

     We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. It is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the
Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

     Outstanding Share Data

     Set out below is our outstanding share data as at June 30, 2009. Rogers announced on May 19, 2009 that it had increased its Class B Non-Voting share buy back program authorization from $300 million to the lesser of $1.5 billion or 48 million Class B shares during the twelve month period commencing
February 20, 2009 and ending February 19, 2010. Year to date at June 30, 2009
Rogers had repurchased 16,480,000 Class B shares for cancellation for an aggregate total of approximately $509 million.
     For additional information, refer to Note 18 of our 2008 Annual Audited
Consolidated Financial Statements and the Unaudited Interim Consolidated
Financial Statements for the three and six months ended June 30, 2009.

     <<
     -------------------------------------------------------------------------
                                                                June 30, 2009
     -------------------------------------------------------------------------
     Common Shares Outstanding(1)

     Class A Voting                                               112,462,014
     Class B Non-Voting                                           506,979,463

     -------------------------------------------------------------------------

     Options to purchase Class B Non-Voting shares

     Outstanding options                                           15,843,736
     Outstanding options exercisable                               10,310,725

     -------------------------------------------------------------------------

     (1) Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding
         Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.
     >>

     Dividends and Other Payments on Equity Securities

     On April 29, 2009, our Board of Directors declared a quarterly dividend of $0.29 per share on each of the outstanding Class A Voting and Class B
Non-Voting shares. This quarterly dividend totalling $184 million was paid on
July 2, 2009 to shareholders of record on May 15, 2009.
     On February 17, 2009, our Board of Directors adopted a dividend policy which increased the annualized dividend rate from $1.00 to $1.16 per Class A
Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.
     In addition, on February 17, 2009, our Board of Directors declared a quarterly dividend of $0.29 per share on each of the outstanding Class A
Voting and Class B Non-Voting shares. This quarterly dividend was paid on
April 1, 2009 to shareholders of record on March 6, 2009 and is the first quarterly dividend to reflect the newly increased $1.16 per share annualized dividend level.
     On October 28, 2008, our Board of Directors declared a quarterly dividend of $0.25 per share on each of the outstanding Class A Voting and Class B
Non-Voting shares. This quarterly dividend totalling $159 million was paid on
January 2, 2009 to shareholders of record on November 25, 2008.

     COMMITMENTS AND CONTRACTUAL OBLIGATIONS

     Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2008
Annual MD&A, and are further discussed in Notes 14, 15 and 23 of our 2008
Annual Audited Consolidated Financial Statements. There have been no significant changes to these material contractual obligations since December
31, 2008, except as follows:

     <<
     -   In June 2009, the Company entered into an agreement to outsource certain information technology functions. The agreement has a seven year term, resulting in committed expenditures of $632 million.
     -   Changes to our bank credit facility balance and the issuance of long-term debt previously discussed in the "Overview of Liquidity,
         Financing and Share Capital Activities - Financing" section.
     >>

     GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

     The significant government regulations which impact our operations are summarized in our 2008 Annual MD&A. Significant developments regarding those regulations since our 2008 MD&A was published on February 18, 2009 are as follows:

     Over-the-Air Television Station Licence Renewals

     In March 2009, the CRTC issued Broadcasting Notice of Consultation
2009-70-1, which confirmed that fee-for-carriage ("FFC") for local broadcasters will not be part of the April 2009 proceeding considering one-year licence renewal applications for private conventional television stations. FFC will be considered during the group-based renewal proceeding scheduled for the spring of 2010. In this Notice, the CRTC also asked for comments on whether the 1% of broadcasting distribution undertaking ("BDU")
gross revenues to be contributed to the Local Programming Improvement Fund
("LPIF") to begin in September 2009 will provide sufficient support for local programming in non-metropolitan markets. Timing for the implementation of the new CRTC distant signal regime based on negotiations between broadcasters and distributors will also be addressed.
     In late April, 2009 the CRTC held a hearing to consider whether Private
Canadian OTA Broadcasters (CTV, Global, CityTV and OMNI) should be relieved of any of their local or priority programming obligations over the 2009/10 broadcast year. It also considered whether it should impose a 1:1 spending ratio on Canadian versus U.S. programming and whether it should increase the
BDU contribution to the LPIF from the already-decided 1% level, effective
September 2009.
     In a May 15, 2009 decision, the CRTC renewed CityTV licences for 1 year
(expiring August 31, 2010) and OMNI TV's licences for 6 years (expiring August
31, 2015), as requested by Rogers Media. It rejected applying a spending ratio for the 2009/10 broadcast year.
     In a July 6, 2009 decision on the other matters in the proceeding, the
CRTC further decided to raise the LPIF contribution to 1.5% from 1% for one year at the current time. The Commission also stated that it was "now of the view that a negotiated solution for compensation for the free market value of local conventional television signals is also appropriate" and announced a new proceeding with an oral hearing starting September 29, 2009. In that proceeding, it will consider imposing a requirement on BDUs to negotiate with the broadcasters a FFC using arbitration for settlement if a fee could not be successfully negotiated. The proceeding will consider tying a BDU's continued
carriage of the U.S. network signals (CBS, NBC, Fox, ABC and PBS) to a successfully negotiated fee. The proceeding will also establish the framework for a group-based licence renewal proceeding in 2010 which will consider group-based expenditures and exhibition requirements for Canadian content and the digital transition. A decision in this proceeding is expected before the end of 2009.

     <<
     Parliamentary Committee on Canadian Heritage Hearings on Conventional
     Television
     >>

     In March 2009, the House of Commons Standing Committee on Canadian
Heritage initiated a study including hearings on the future of television in
Canada and the impact of current economic conditions on local programming. The issue of FFC for local broadcasters is an identified topic in the study.
     On June 19, 2009, the House of Commons Standing Committee on Canadian
Heritage released its report. The report did not contain a recommendation on
FFC but did recommend that the LPIF go from 1% to 2.5% with 1% dedicated to the CBC/Radio Canada. It also recommended the elimination of CRTC Part II broadcasting fees. The government members on the Committee filed a dissenting opinion in which they recommended rejecting FFC in any form, whether through a
CRTC-imposed fee or a CRTC-imposed negotiation with arbitration. The report also recommended that broadcasters be permitted to engage in pharmaceutical advertising, which is currently prohibited. The Minister of Canadian Heritage, the Honourable James Moore, has 120 days (until mid-October) to respond to the report.

     <<
     Consultation on the Renewal of Cellular and Personal Communications
     Services ("PCS") Spectrum Licences
     >>

     In March 2009, Industry Canada initiated a public consultation to discuss the renewal of cellular and PCS licences that expire on March 31, 2011. The decisions made as a result of this consultation will apply to cellular and PCS licences granted by any competitive process, including auctions.
     Industry Canada is seeking comments on its proposal to renew licences and the licence conditions that would apply to new and renewed cellular and PCS licences, including issues such as licence terms, renewals and research and development. Industry Canada will also undertake a formal study to assess the current market value of these spectrum licences, and will launch a separate consultation later in 2009 that will seek comments on a proposed fee.
     In addition, Industry Canada released a further consultation in April
2009, seeking comments on auction processes going forward. There is considerable overlap with the renewal consultation as issues such as research and development and licence terms will also be considered in that proceeding.

     <<
     Consultation on Transition to Broadband Radio Service ("BRS") in the Band
     2500-2696 MHz
     >>

     In March 2009, Industry Canada announced a new consultation process to address issues related to the transition to BRS licensing in this band and the establishment of a firm transition date to allow for nation-wide implementation of a new band plan and mobile services. Industry Canada also announced that it will conduct a stakeholder proposal development process with existing licensees, including Rogers as holders of the Inukshuk spectrum, to identify band plan proposals that will be the subject of a future consultation. The future consultation will also consider the policy and licensing frameworks for the auction of available spectrum in this band.

     New Media Proceeding

     On June 4, 2009, the CRTC released its decision on new media. It decided to continue to exempt new media broadcasting undertakings from licensing.
However, the CRTC ordered new media broadcasting undertakings (primarily websites tied to linear broadcast channels) to file annual reports on their revenues and expenses for the purpose of monitoring the growth of this activity.
     The CRTC also rejected the notion of a tax on ISP revenues to fund
Canadian 'webisodes'. Based on conflicting legal opinions filed in the proceeding, the CRTC will refer to the Federal Court the question of whether an ISP, when it distributes broadcasting, is subject to the Broadcasting Act
(Canada).

     UPDATES TO RISKS AND UNCERTAINTIES

     Our significant risks and uncertainties are discussed in our 2008 Annual
MD&A, which was current as of February 18, 2009, and should be reviewed in conjunction with this interim quarterly MD&A. Significant developments since that date are as follows:

     Litigation Update

     In April 2004, a proceeding was brought against Fido and other Canadian wireless carriers claiming damages totaling $160 million, breach of contract, breach of confidence, breach of fiduciary duty and, as an alternative to the damages claims, an order for specific performance of a conditional agreement relating to the use of 38 MHz of MCS Spectrum. In May 2009, we settled this litigation for $4 million.

     Over-the-Air Television Station Licence Renewals

     In Broadcasting Notice of Consultation 2009-411, the CRTC announced that it is "now of the view that a negotiated solution for compensation for the free market value of local conventional television signals is also appropriate." Any imposition of FCC will increase Rogers' costs. See the
"Over-the-Air Television Station Licence Renewals" section under "Government
Regulation and Regulatory Developments".

     <<
     Restrictions on the Use of Wireless Handsets While Driving may Reduce
     Subscriber Usage
     >>

     In April 2009, the Ontario Legislature passed the bill prohibiting wireless handset usage while driving except with the use of Bluetooth or other hands free devices. The implementation date for the enforcement of the legislation is unknown but is not anticipated prior to the fall of 2009. In
June 2009, Manitoba introduced and passed similar legislation, also for implementation in the fall of 2009. Similar legislation banning the use of handheld devices while driving, except when used in conjunction with hands-free devices, already exists in the provinces of Quebec, New Brunswick,
Nova Scotia and Newfoundland and Labrador.

     Unbundled Local Loop Rates

     In June 2009, Bell Canada and Bell Aliant filed tariff applications to increase the rates for their unbundled copper loops. The proposed increases range from 25% to 100% according to location. Rogers leases unbundled loops from Bell Canada and Bell Aliant to provide both residential and business primary exchange services, mostly outside of the cable footprint in Ontario,
Quebec and the Maritimes. Rogers will oppose these rate increases.

     KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

     We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2008 Annual MD&A and this interim quarterly MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

     <<
     -   Network revenue and ARPU;
     -   Subscriber counts and subscriber churn;
     -   Operating expenses;
     -   Sales and marketing costs;
     -   Operating profit;
     -   Adjusted operating profit;
     -   Adjusted operating profit margin;
     -   Additions to PP&E; and
     -   Long-term debt plus net derivative liabilities (assets).
     >>

     We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. This is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the
Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations and financial position reported under Canadian and U.S. GAAP.

     RELATED PARTY ARRANGEMENTS

     We have entered into certain transactions with companies, the partners or senior officers of which are directors of the Company. During the three and six months ended June 30, 2009, total amounts paid by us to these related parties, directly or indirectly, were $10 million and $14 million, respectively, compared to $1 million and $2 million for the three and six months ended June 30, 2008, respectively. The increase relates primarily to a printing contract awarded in a competitive tendering process to a company of which one of the Directors is a senior officer.
     We have entered into certain transactions with the controlling shareholder of the Company and companies controlled by the controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from these related parties, during the six months ended June 30, 2009 and June 30, 2008 were approximately $0.6 million and $0.5 million, respectively.
     These transactions are recorded at the exchange amount, being the amount agreed to by the related parties, and are reviewed by the Audit Committee.

     CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     In our 2008 Annual Audited Consolidated Financial Statements and Notes
thereto, as well as in our 2008 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and six months ended
June 30, 2009, there are no changes to the critical accounting policies and estimates of Wireless, Cable and Media from those found in our 2008 Annual
MD&A.

     NEW ACCOUNTING STANDARDS

     Goodwill and Intangible Assets

     In 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible
Assets ("CICA 3064"). CICA 3064, which replaces Section 3062, Goodwill and
Intangible Assets, and Section 3450, Research and Development Costs,
establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of IAS 38,
Intangible Assets. This new standard is effective for our Interim and Annual
Consolidated Financial Statements commencing January 1, 2009 and was applied retrospectively, with restatement of prior periods. The adoption of CICA 3064 resulted in a $16 million decrease in long-term other assets relating to deferred commissions and pre-operating costs, and an $11 million decrease in retained earnings at January 1, 2008, net of income taxes of $5 million and had no material impact on previously reported net income in 2008.

     Recent Accounting Pronouncements

     Financial Instruments - Disclosures

     In June 2009, the CICA amended section 3862, "Financial Instruments -
Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September
30, 2009.

     International Financial Reporting Standards ("IFRS")

     In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that significantly affects financial reporting requirements for
Canadian companies. The AcSB strategic plan outlines the convergence of
Canadian GAAP with IFRS over an expected five year transitional period.
     In February 2008, the AcSB confirmed that IFRS will be mandatory in
Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. Our first annual IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period of 2010. Starting in the first quarter of 2011, we will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.
     The table below illustrates key elements of our conversion plan, our major milestones and current status. Our conversion plan is organized in phases over time and by area. We have completed all activities to date per our detailed project plan and expect to meet all milestones through to completion of the conversion to IFRS.
     We have allocated sufficient resources to our conversion project, which include certain full-time employees in addition to contributions by other employees on a part-time or as needed basis. We have completed the delivery of training to all employees with responsibilities in the conversion process.
Training for all other employees who will be impacted by our conversion to
IFRS is underway.
     Although our IFRS accounting policies have been approved by senior management and the audit committee, such approval is contingent upon the realization of our expectations regarding the IFRS standards that will be effective at the time of transition. Consequently, we are unable to make a final determination of the full impact of conversion until all of the IFRS
Standards applicable at the conversion date are known. As we determine significant impacts on our financial reporting, including on our KPIs, systems and processes, and other areas of our business, we intend to disclose such impacts in our future MD&As.
     In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting
Standard Board ("IASB") will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

     <<
     -------------------------------------------------------------------------
     Activity                   Milestones               Status
     -------------------------------------------------------------------------
     Financial reporting:
     - Assessment of            Senior management and    Senior management and
       accounting and           audit committee          audit committee
       reporting differences.   sign-off for policy      preliminary approval
     - Selection of IFRS        recommendations and      obtained for IFRS
       accounting policies      IFRS 1 elections during  accounting policies
       and IFRS 1 elections.    2009.                    and IFRS 1 elections.
     - Development of IFRS
       financial statement      Senior management and    Development of IFRS
       format, including        audit committee          financial statement
       disclosures.             sign-off on financial    format and
     - Quantification of        statement format during  disclosures underway.
       effects of conversion.   2010.
                                Final quantification
                                of conversion effects
                                on 2010 comparative
                                period by Q1 2011.
     -------------------------------------------------------------------------
     Systems and processes:
     - Assessment of impact     Systems, process and     Analysis of potential
       of changes on systems    internal control         design solutions
       and processes.           changes implemented and  completed.
     - Implementation of any    training complete in
       system and process       time for parallel run    Implementation of
       design changes           in 2010.                 system and process
       including training                                design changes
       appropriate personnel.   Testing of internal      underway.
     - Documentation and        controls for 2010
       testing of internal      comparatives completed
       controls over new        by Q1 2011.
       systems and processes.
     -------------------------------------------------------------------------
     Business:
     - Assessment of impacts    Contracts updated/       Preliminary
       on all areas of the      renegotiated by end of   assessment
       business, including      2010.                    of impacts on other
       contractual arrangements                          areas of the business
       and implement changes    Communication at all     completed.
       as necessary.            levels throughout the
     - Communicate conversion   conversion process.      Communication is
       plan and progress                                 ongoing.
       against it internally
       and externally.
     -------------------------------------------------------------------------
     >>

     Set out below are the key areas where changes in accounting policies are expected that may impact our consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from transition to IFRSs. It is intended to highlight those areas we believe to be most significant. However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company's consolidated financial statements. Consequently, our analysis of changes and policy decisions have been made based on our expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRSs will also depend on the particular circumstances prevailing in those years. At this stage, we are not able to reliably quantify the impacts expected on our consolidated financial statements for these differences. See the section entitled "Caution Regarding Forward-Looking Statements, Risk and Assumptions".

     Share-Based Payments

     IFRS 2, Share-Based Payments, requires that cash-settled share-based payments to employees be measured (both initially and at each reporting date)
based on fair values of the awards. Canadian GAAP requires that such payments be measured based on intrinsic values of the awards. This difference is expected to impact the accounting measurement of our stock-based payments, including our stock options, restricted share units and deferred share units.

     Employee Benefits

     IAS 19, Employee Benefits, requires the past service cost element of defined benefit plans be expensed on an accelerated basis, with vested past service costs expensed immediately and unvested past service costs recognized on a straight-line basis until the benefits become vested. Under Canadian
GAAP, past service costs are generally amortized on a straight-line basis over the average remaining service period of active employees expected under the plan.
     In addition, IAS 19 requires an entity to make an accounting policy choice regarding the treatment of actuarial gains and losses. The options include the immediate recognition of actuarial gains and losses directly in equity with no impact on profit or loss, which is the alternative we expect to adopt.

     Borrowing Costs

     IAS 23, Borrowing Costs, requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Under Canadian GAAP, we have made an accounting policy choice to expense these costs as incurred.

     Joint Ventures

     The IASB is currently considering Exposure Draft 9, Joint Arrangements
("ED 9"), that is intended to modify IAS 31, Interests in Joint Ventures ("IAS
31"). The IASB has indicated that it expects to issue a new standard to replace IAS 31 in 2009. Currently, under Canadian GAAP, we proportionately account for interests in joint ventures. ED 9 proposes to eliminate the option to proportionately consolidate such interests that exists in IAS 31, and require an entity to recognize its interest in a joint venture, using the equity method. Therefore, we are expecting to use the equity method to account for such interests on transition.

     Financial Instruments: Transaction Costs

     IAS 39, Financial Instruments: Recognition and Measurement requires that transaction costs incurred upon initial acquisition of a financial instrument be deferred and amortized into profit and loss over the life of the instrument. Currently, we recognize these costs immediately in net income.

     Customer Loyalty Programs

     Canadian GAAP does not provide specific guidance on accounting for customer loyalty programs. We have adopted a liability approach for our customer loyalty program offered to Fido subscribers. The current policy is to classify the liability for loyalty points as an accrued liability on the balance sheet and to record the net cost of the program in equipment revenue.
The liability is initially recorded at the face value of the loyalty awards granted and subsequently adjusted based on redemption rates. Upon transition to IFRS, the Company will be required to apply IFRIC 13 Customer Loyalty
Programmes, which requires a revenue approach in accounting for the loyalty programs. Consequently, we will be required to defer a portion of the revenue for the initial sales transaction in which the awards are granted based on the fair value of the awards granted. The application of IFRIC 13 is expected to result in a reclassification of revenue between the Network and Equipment categories as well as a reclassification on the balance sheet for the deferred revenue balance from Accrued Liabilities to Unearned Revenue.

     Impairment of Assets

     Canadian GAAP generally uses a two-step approach to impairment testing:
first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. International Accounting
Standard (IAS) 36, Impairment of Assets ("IAS 36"), uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in more writedowns where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis.
     Additionally, under Canadian GAAP assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units, which is the lowest level of assets that generate largely independent cash inflows. This lower level grouping could result in identification of impairment more frequently under IFRS, but of potentially smaller amounts.
     However, the extent of any new writedowns may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced.
Canadian GAAP prohibits reversal of impairment losses.

     First-Time Adoption of International Financial Reporting Standards

     Our adoption of IFRS will require the application of IFRS 1, First-Time
Adoption of International Financial Reporting Standards ("IFRS 1"), which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The following are the optional exemptions available under IFRS 1 significant to us that we expect to apply in preparing its first financial statements under IFRS.

     <<
     -------------------------------------------------------------------------
     Business Combinations    We expect to elect to not restate any Business
                              Combinations that have occurred prior to January
                              1, 2010.
     -------------------------------------------------------------------------
     Borrowing Costs          We expect to elect to apply the requirements of
                              IAS 23 Borrowing Costs prospectively from
                              January 1, 2010.
     -------------------------------------------------------------------------
     Employee Benefits        We expect to elect to recognize any actuarial
                              gains/losses as at January 1, 2010 in retained
                              earnings.
     -------------------------------------------------------------------------
     >>

     The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

     CONTROLS AND PROCEDURES

     There have been no changes in our internal controls over financial reporting during the second quarter of 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

     SEASONALITY

     Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.
     Each of Wireless, Cable and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting the
Wireless, Cable and Media segments, please refer to our 2008 Annual MD&A.

     2009 GUIDANCE

     Based on our current outlook for the second half of 2009, we are updating certain of the full year 2009 guidance ranges which we originally issued on
February 18, 2009 as shown in the table below. See the section entitled
"Caution Regarding Forward-Looking Statements, Risks and Assumptions".
     Consolidated revenue, Media revenue and Media adjusted operating profit guidance ranges have each been updated to reflect greater and more prolonged than forecasted media advertising revenue declines associated with the sustained recessionary economic environment. Consolidated revenue guidance has also been updated to reflect lower than initially forecasted wireless equipment revenues which generally carry little or no margin and are not a component of Wireless network revenue.
     We note that Wireless recently launched the iPhone 3G S, for which sales volumes in the second half of 2009 cannot be accurately estimated. If sales volumes of these new iPhone models are greater than expected, the cost of acquisition in the second half of 2009 could be higher than contemplated in our original 2009 guidance thus impacting Wireless' operating profit in the same period. As discussed above, while sales of smartphones with higher than average subsidies depress operating profit in the period of the sale, the devices in turn generate higher than average ARPU and lower than average churn in the periods following initial sale thus positively impacting margins in future periods.

     <<
     Full Year 2009 Mid-Year Guidance Update

     -------------------------------------------------------------------------
     ($Millions,              2008       2009 Original           Updated
      except dividend)       Actual     Guidance Range %      Guidance Range %
     -------------------------------------------------------------------------
     Consolidated

       Revenue(1)           $11,335      Up  5%   to    9%   Up  2%  to    4%
       Adjusted operating
        profit(2)             4,060      Up  3%   to    8%
       Additions to PP&E(3)   2,021          0%   to  (10%)
       Free cash flow(4)      1,464      Up  9%   to   23%
       Annualized dividend    $1.00            $1.16

     Supplementary Detail:

     Revenue

       Wireless
       (network revenue)     $5,843      Up  6%   to   10%
       Cable Operations(5)    2,878      Up  6%   to    8%
       Media                  1,496      Up  4%   to   (6%)     (4%)  to (10%)

     Adjusted operating
      profit(2)

       Wireless              $2,820      Up  5%   to    9%
       Cable Operations(5)    1,171      Up  6%   to   10%
       Media(6)                 142      Up  2%   to  (19%)    (40%)  to (60%)

     Additions to PP&E

       Wireless                $929         (2%)  to  (10%)
       Cable Operations         829         (7%)  to  (16%)
     -------------------------------------------------------------------------

     (1) Consolidated revenue includes revenue from Wireless equipment, RBS,
         Rogers Retail and Corporate items and eliminations in addition to
         Wireless Network, Cable Operations and Media revenue.
     (2) Excludes stock-based compensation expense and integration and restructuring related expenditures.
     (3) Consolidated additions to PP&E include expenditures related to billing system development, Rogers Media and corporately owned real estate in addition to Wireless and Cable Operations PP&E
         expenditures.
     (4) Free cash flow is defined as adjusted operating profit less PP&E expenditures and interest expense and is not a term defined under
         Canadian GAAP.
     (5) Includes cable television, residential high-speed Internet and residential telephony services; excludes Rogers Business Solutions and Rogers Retail.
     (6) Includes losses from Rogers Sports Entertainment estimated at
         $20 million in 2009.

     SUPPLEMENTARY INFORMATION
     Calculations of Wireless Non-GAAP Measures

     -------------------------------------------------------------------------
     (In millions of dollars,
      subscribers in thousands,       Three months ended     Six months ended
      except ARPU figures and               June 30,              June 30,
      adjusted operating           -------------------------------------------
      profit margin)                    2009       2008       2009       2008
     -------------------------------------------------------------------------

     Postpaid ARPU (monthly)
       Postpaid (voice and data)
        revenue                     $  1,456   $  1,374   $  2,862   $  2,671
       Divided by: average
        postpaid wireless voice
        and data subscribers           6,627      6,057      6,562      6,007
       Divided by: 3 months for
        the quarter and 6 months
        for the year-to-date               3          3          6          6
                                   -------------------------------------------
                                    $  73.24   $  75.62   $  72.69   $  74.11

     -------------------------------------------------------------------------

     Prepaid ARPU (monthly)
       Prepaid (voice and data)
        revenue                     $     73   $     71   $    140   $    137
       Divided by: average
        prepaid subscribers            1,451      1,404      1,466      1,403
       Divided by: 3 months for
        the quarter and 6 months
        for the year-to-date               3          3          6          6
                                   -------------------------------------------
                                    $  16.77   $  16.86   $  15.92   $  16.27

     -------------------------------------------------------------------------

     Blended ARPU (monthly)
       Voice and data revenue       $  1,529   $  1,445   $  3,002   $  2,808
       Divided by: average
        wireless voice and
        data subscribers               8,078      7,461      8,028      7,410
       Divided by: 3 months for
        the quarter and 6 months
        for the year-to-date               3          3          6          6
                                   -------------------------------------------
                                    $  63.09   $  64.56   $  62.32   $  63.16

     -------------------------------------------------------------------------

     Adjusted operating profit margin
       Adjusted operating profit    $    742   $    769   $  1,452   $  1,474
       Divided by: network revenue     1,529      1,445      3,002      2,808
                                   -------------------------------------------
       Adjusted operating
        profit margin                  48.5%      53.2%      48.4%      52.5%

     -------------------------------------------------------------------------

     SUPPLEMENTARY INFORMATION
     Calculations of Cable Non-GAAP Measures

     -------------------------------------------------------------------------
                                     Three months ended      Six months ended
     (In millions of dollars,               June 30,              June 30,
      except adjusted operating    -------------------------------------------
      profit margin)                    2009       2008       2009       2008
     -------------------------------------------------------------------------

     Cable Operations adjusted
      operating profit margin:
       Adjusted operating profit    $    329   $    293   $    637   $    571
       Divided by revenue                763        718      1,506      1,413
                                   -------------------------------------------
     Cable Operations adjusted
      operating profit margin          43.1%      40.8%      42.3%      40.4%
     -------------------------------------------------------------------------
     RBS adjusted operating
      profit margin:
       Adjusted operating profit    $      7   $     16   $     22   $     33
       Divided by revenue                125        130        253        263
                                   -------------------------------------------
     RBS adjusted operating
      profit margin                     5.6%      12.3%       8.7%      12.5%
     -------------------------------------------------------------------------

     SUPPLEMENTARY INFORMATION
     Calculation of Adjusted Operating Profit, Net Income and
     Earnings Per Share

     -------------------------------------------------------------------------
                                     Three months ended      Six months ended
     (In millions of dollars,               June 30,              June 30,
      number of shares             -------------------------------------------
      outstanding in millions)          2009       2008       2009       2008
     -------------------------------------------------------------------------

     Operating profit               $  1,033   $    996   $  2,115   $  2,091
     Add (deduct):
       Stock-based compensation
        expense (recovery)                13         53        (68)       (63)
       Adjustment for CRTC Part II
        fees decision                      -         37          -         31
       Integration and
        restructuring expenses            37          3         41          8
                                   -------------------------------------------
     Adjusted operating profit      $  1,083   $  1,089   $  2,088   $  2,067
                                   -------------------------------------------
                                   -------------------------------------------

     Net income                     $    374   $    301   $    683   $    645
     Add (deduct):
       Stock-based compensation
        expense (recovery)                13         53        (68)       (63)
       Adjustment for CRTC Part II
        fees decision                      -         37          -         31
       Integration and
        restructuring expenses            37          3         41          8
       Debt issuance costs                 5          -          5          -
     Income tax impact                   (17)       (30)         7         10
                                   -------------------------------------------
     Adjusted net income            $    412   $    364   $    668   $    631
                                   -------------------------------------------
                                   -------------------------------------------

     Adjusted basic and diluted
      earnings per share:
       Adjusted net income          $    412   $    364   $    668   $    631
       Divided by: weighted
        average number of
        shares outstanding               630        639        633        639
                                   -------------------------------------------
     Adjusted basic and diluted
      earnings per share            $   0.65   $   0.57   $   1.06   $   0.99
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     SUPPLEMENTARY INFORMATION
     Quarterly Consolidated Financial Summary

                                             2009                  2008
     ---------------------------------------------------  --------------------
     (In millions of dollars,
      except per share amounts)           Q1         Q2         Q1         Q2
     ---------------------------------------------------  --------------------

     Income Statement
     Operating Revenue
       Wireless                     $  1,544   $  1,616   $  1,431   $  1,522
       Cable                             968        972        925        938
       Media                             284        366        307        409
       Corporate and eliminations        (49)       (63)       (54)       (66)
     ---------------------------------------------------  --------------------
                                       2,747      2,891      2,609      2,803
     ---------------------------------------------------  --------------------

     Operating profit before
      the undernoted
       Wireless                          710        742        705        769
       Cable                             324        332        303        304
       Media                             (10)        37          2         52
       Corporate and eliminations        (19)       (28)       (26)       (36)
     ---------------------------------------------------  --------------------
                                       1,005      1,083        984      1,089
       Stock-based compensation
        recovery (expense)(1)             81        (13)       116        (53)
       Integration and
        restructuring expenses(2)         (4)       (37)        (5)        (3)
       Adjustment for CRTC Part II
        fees decision(3)                   -          -          -        (37)
       Contract renegotiation fee(6)       -          -          -          -
     ---------------------------------------------------  --------------------
     Operating profit(4)               1,082      1,033      1,095        996
     Depreciation and amortization       444        446        440        420
     Impairment losses on goodwill,
      intangible assets and other
      long-term assets(5)                  -          -          -          -
     ---------------------------------------------------  --------------------
     Operating income                    638        587        655        576
     Interest on long-term debt         (152)      (156)      (138)      (133)
     Debt issuance costs                   -         (5)         -          -
     Other income (expense)              (17)        73         (3)        11
     Income tax expense                 (160)      (125)      (170)      (153)
     ---------------------------------------------------  --------------------
     Net income (loss)
      for the period                $    309   $    374   $    344   $    301
     ---------------------------------------------------  --------------------
     ---------------------------------------------------  --------------------

     Net income (loss) per share:
       Basic                        $   0.49   $   0.59   $   0.54   $   0.47
       Diluted                      $   0.49   $   0.59   $   0.54   $   0.47

     Additions to property,
      plant and equipment(4)        $    359   $    434   $    321   $    481
     ---------------------------------------------------  --------------------

                                             2008                  2007
     ---------------------------------------------------  --------------------
     (In millions of dollars,
      except per share amounts)           Q3         Q4          Q3        Q4
     ---------------------------------------------------  --------------------

     Income Statement
     Operating Revenue
       Wireless                     $  1,727   $  1,655   $  1,442   $  1,466
       Cable                             961        985        899        923
       Media                             386        394        339        364
       Corporate and eliminations        (92)       (93)       (69)       (66)
     ---------------------------------------------------  --------------------
                                       2,982      2,941      2,611      2,687
     ---------------------------------------------------  --------------------

     Operating profit before
      the undernoted
       Wireless                          693        639        686        658
       Cable                             318        313        265        265
       Media                              43         46         46         63
       Corporate and eliminations        (29)       (30)       (13)       (29)
     ---------------------------------------------------  --------------------
                                       1,025        968        984        957
       Stock-based compensation
        recovery (expense)(1)             62        (25)       (11)        (4)
       Integration and
        restructuring expenses(2)         (2)       (41)        (5)       (17)
       Adjustment for CRTC Part II
        fees decision(3)                   -          -         18          -
       Contract renegotiation fee(6)       -          -          -        (52)
     ---------------------------------------------------  --------------------
     Operating profit(4)               1,085        902        986        884
     Depreciation and amortization       429        471        397        408
     Impairment losses on goodwill,
      intangible assets and other
      long-term assets(5)                  -        294          -          -
     ---------------------------------------------------  --------------------
     Operating income                    656        137        589        476
     Interest on long-term debt         (147)      (157)      (140)      (138)
     Debt issuance costs                   -          -          -          -
     Other income (expense)                -        (31)       (14)         -
     Income tax expense                  (14)       (87)      (166)       (84)
     ---------------------------------------------------  --------------------
     Net income (loss)
      for the period                $    495   $   (138)  $    269   $    254
     ---------------------------------------------------  --------------------
     ---------------------------------------------------  --------------------

     Net income (loss) per share:
       Basic                        $   0.78   $  (0.22)  $   0.42   $   0.40
       Diluted                      $   0.78   $  (0.22)  $   0.42   $   0.40

     Additions to property,
      plant and equipment(4)        $    436   $    783   $    397   $    624
     ---------------------------------------------------  --------------------

     (1) See section entitled "Stock-based Compensation."
     (2) Costs incurred relate to severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions, the integration of Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.
     (3) Related to an adjustment of CRTC Part II fees related to prior periods.
     (4) As defined. See the section entitled "Key Performance Indicators and
         Non-GAAP Measures".
     (5) In the fourth quarter of 2008, we determined that the fair value of the conventional television business of Media was lower than its carrying value. This primarily resulted from weakening of industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $294 million with the following components: $154 million related to goodwill, $75 million related to broadcast licences and
         $65 million related to intangible assets and other long-term assets.
     (6) One-time charge resulting from the renegotiation of an
         Internet-related services agreement with Yahoo!.

     SUPPLEMENTARY INFORMATION
     Adjusted Quarterly Consolidated Financial Summary(1)

                                             2009                  2008
     ---------------------------------------------------  --------------------
     (In millions of dollars,
      except per share amounts)           Q1         Q2         Q1         Q2
     ---------------------------------------------------  --------------------

     Income Statement
     Operating Revenue
       Wireless                     $  1,544   $  1,616   $  1,431   $  1,522
       Cable                             968        972        925        938
       Media                             284        366        307        409
       Corporate and eliminations        (49)       (63)       (54)       (66)
     ---------------------------------------------------  --------------------
                                       2,747      2,891      2,609      2,803
     ---------------------------------------------------  --------------------

     Adjusted operating profit(2)
       Wireless                          710        742        705        769
       Cable                             324        332        303        304
       Media                             (10)        37          2         52
       Corporate and eliminations        (19)       (28)       (26)       (36)
     ---------------------------------------------------  --------------------
                                       1,005      1,083        984      1,089
     Depreciation and amortization       444        446        440        420
     ---------------------------------------------------  --------------------
     Adjusted operating income           561        637        544        669
     Interest on long-term debt         (152)      (156)      (138)      (133)
     Other income (expense)              (17)        73         (3)        11
     Income tax expense                 (136)      (142)      (133)      (183)
     ---------------------------------------------------  --------------------
     Adjusted net income
      for the period                $    256   $    412   $    270   $    364
     ---------------------------------------------------  --------------------
     ---------------------------------------------------  --------------------

     Adjusted net income per share:
        Basic                       $   0.40   $   0.65   $   0.42   $   0.57
        Diluted                     $   0.40   $   0.65   $   0.42   $   0.57

     Additions to property,
      plant and equipment(2)        $    359   $    434   $    321   $    481
     ---------------------------------------------------  --------------------

                                             2008                  2007
     ---------------------------------------------------  --------------------
     (In millions of dollars,
      except per share amounts)           Q3         Q4         Q3         Q4
     ---------------------------------------------------  --------------------

     Income Statement
     Operating Revenue
       Wireless                     $  1,727   $  1,655   $  1,442   $  1,466
       Cable                             961        985        899        923
       Media                             386        394        339        364
       Corporate and eliminations        (92)       (93)       (69)       (66)
     ---------------------------------------------------  --------------------
                                       2,982      2,941      2,611      2,687
     ---------------------------------------------------  --------------------

     Adjusted operating profit(2)
       Wireless                          693        639        686        658
       Cable                             318        313        265        265
       Media                              43         46         46         63
       Corporate and eliminations        (29)       (30)       (13)       (29)
     ---------------------------------------------------  --------------------
                                       1,025        968        984        957
     Depreciation and amortization       429        471        397        408
     ---------------------------------------------------  --------------------
     Adjusted operating income           596        497        587        549
     Interest on long-term debt         (147)      (157)      (140)      (138)
     Other income (expense)               16        (31)       (14)         -
     Income tax expense                    -       (145)      (165)      (109)
     ---------------------------------------------------  --------------------
     Adjusted net income
      for the period                $    465   $    164   $    268   $    302
     ---------------------------------------------------  --------------------
     ---------------------------------------------------  --------------------

     Adjusted net income per share:
        Basic                       $   0.73   $   0.26   $   0.42   $   0.47
        Diluted                     $   0.73   $   0.26   $   0.41   $   0.47

     Additions to property,
      plant and equipment(2)        $    436   $    783      $397    $    624
     ---------------------------------------------------  --------------------

     (1) This quarterly summary has been adjusted to exclude stock-based compensation (recovery) expense, integration and restructuring expenses, adjustments to CRTC Part II fees related to prior periods, debt issuance costs and the income tax impact related to the above items. See the section entitled "Key Performance Indicators and
         Non-GAAP Measures".
     (2) As defined. See the section entitled "Key Performance Indicators and
         Non-GAAP Measures".

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Income
     (In millions of dollars, except per share amounts)

     -------------------------------------------------------------------------
                                     Three months ended     Six months ended
                                            June 30,              June 30,
                                        2009       2008       2009       2008
     -------------------------------------------------------------------------

     Operating revenue              $  2,891   $  2,803   $  5,638   $  5,412

     Operating expenses:
       Cost of sales                     328        225        638        453
       Sales and marketing               296        311        577        610
       Operating, general and
        administrative                 1,197      1,268      2,267      2,250
       Integration and restructuring      37          3         41          8
       Depreciation and amortization     446        420        890        860
     -------------------------------------------------------------------------

     Operating income                    587        576      1,225      1,231
     Interest on long-term debt         (156)      (133)      (308)      (271)
     Debt issuance costs                  (5)         -         (5)         -
     Foreign exchange gain (loss)         80          1         51         (6)
     Change in fair value of
      derivative instruments             (11)         5         (1)         1
     Other income, net                     4          5          6         13
     -------------------------------------------------------------------------
     Income before income taxes          499        454        968        968
     -------------------------------------------------------------------------

     Income tax expense:
       Current                            (1)        (1)        (1)         1
       Future                            126        154        286        322
       -----------------------------------------------------------------------
                                         125        153        285        323

     -------------------------------------------------------------------------
     Net income for the period      $    374   $    301   $    683   $    645
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Net income per share:
       Basic and diluted            $   0.59   $   0.47   $   1.08   $   1.01
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Balance Sheets
     (In millions of dollars)

     -------------------------------------------------------------------------
                                                        June 30,  December 31,
                                                           2009          2008
     -------------------------------------------------------------------------
                                                                    (Restated)
     Assets

     Current assets:
       Cash and cash equivalents                       $     69      $      -
       Accounts receivable                                1,181         1,403
       Other current assets                                 430           442
       Current portion of derivative instruments             15             -
       Future income tax assets                             137           451
       -----------------------------------------------------------------------
                                                          1,832         2,296

     Property, plant and equipment                        7,929         7,898
     Goodwill                                             3,017         3,024
     Intangible assets                                    2,654         2,761
     Investments                                            309           343
     Derivative instruments                                 336           507
     Other long-term assets                                 289           253

     -------------------------------------------------------------------------
                                                       $ 16,366      $ 17,082
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity

     Current liabilities:
       Bank advances, arising from
        outstanding cheques                            $      -      $     19
       Accounts payable and accrued liabilities           1,741         2,412
       Current portion of long-term debt                      1             1
       Current portion of derivative instruments             60            45
       Unearned revenue                                     279           239
       -----------------------------------------------------------------------
                                                          2,081         2,716

     Long-term debt                                       8,550         8,506
     Derivative instruments                                 687           616
     Other long-term liabilities                            152           184
     Future income tax liabilities                          320           344
     -------------------------------------------------------------------------
                                                         11,790        12,366

     Shareholders' equity                                 4,576         4,716

     -------------------------------------------------------------------------
                                                       $ 16,366      $ 17,082
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Shareholders' Equity
     (In millions of dollars)

     Six months ended June 30, 2009

     -------------------------------------------------------------------------

                                    Class A Voting         Class B Non-Voting
                                        shares                  shares
                                  --------------------    --------------------
                                               Number                  Number
                                   Amount   of shares      Amount   of shares
     -------------------------------------------------------------------------
                                                (000s)                  (000s)

     Balances,
      December 31, 2008           $    72     112,462     $   488     523,430
     Change in accounting policy
      related to goodwill and
      intangible assets                 -           -           -           -
     -------------------------------------------------------------------------

     As restated,
      January 1, 2009                  72     112,462         488     523,430
     Net income for the period          -           -           -           -
     Shares issued on exercise
      of stock options                  -           -           1          30
     Dividends declared                 -           -           -           -
     Repurchase of Class B
      Non-Voting shares                 -           -         (16)    (16,480)
     Other comprehensive loss           -           -           -           -

     -------------------------------------------------------------------------
     Balances,
      June 30, 2009               $    72     112,462     $   473     506,980
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                      Accumulated
                                                            other
                                                           compre-      Total
                                                          hensive      share-
                              Contributed    Retained      income     holders'
                                  surplus    earnings       (loss)     equity
     -------------------------------------------------------------------------
                                            (Restated)              (Restated)

     Balances,
      December 31, 2008           $ 3,560     $   702     $   (95)    $ 4,727
     Change in accounting policy
      related to goodwill and
      intangible assets                 -         (11)          -         (11)
     -------------------------------------------------------------------------

     As restated,
      January 1, 2009               3,560         691         (95)      4,716
     Net income for the period          -         683           -         683
     Shares issued on exercise
      of stock options                  -           -           -           1
     Dividends declared                 -        (368)          -        (368)
     Repurchase of Class B
      Non-Voting shares              (476)        (17)          -        (509)
     Other comprehensive loss           -           -          53          53

     -------------------------------------------------------------------------
     Balances,
      June 30, 2009               $ 3,084     $   989     $   (42)    $ 4,576
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Six months ended June 30, 2008

     -------------------------------------------------------------------------

                                    Class A Voting         Class B Non-Voting
                                        shares                  shares
                                  --------------------    --------------------
                                               Number                  Number
                                   Amount   of shares      Amount   of shares
     -------------------------------------------------------------------------
                                                (000s)                  (000s)

     Balances,
      January 1, 2008             $    72     112,462     $   471     527,005
     Change in accounting policy
      related to goodwill and
      intangible assets                 -           -           -           -
     -------------------------------------------------------------------------

     As restated,
      January 1, 2008                  72     112,462         471     527,005
     Net income for the period          -           -           -           -
     Shares issued on exercise
      of stock options                  -           -          11         245
     Dividends declared                 -           -           -           -
     Repurchase of Class B
      Non-Voting shares                 -           -          (1)     (1,000)
     Other comprehensive loss           -           -           -           -

     -------------------------------------------------------------------------
     Balances,
      June 30, 2008               $    72     112,462     $   481     526,250
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                                      Accumulated
                                                            other
                                                           compre-      Total
                                                          hensive      share-
                              Contributed    Retained      income     holders'
                                  surplus    earnings       (loss)     equity
     -------------------------------------------------------------------------
                                            (Restated)              (Restated)

     Balances,
      January 1, 2008             $ 3,689     $   342     $    50     $ 4,624
     Change in accounting policy
      related to goodwill and
      intangible assets                 -         (11)          -         (11)
     -------------------------------------------------------------------------

     As restated,
      January 1, 2008               3,689         331          50       4,613
     Net income for the period          -         645           -         645
     Shares issued on exercise
      of stock options                  -           -           -          11
     Dividends declared                 -        (320)          -        (320)
     Repurchase of Class B
      Non-Voting shares               (38)         (1)          -         (40)
     Other comprehensive loss           -           -        (145)       (145)

     -------------------------------------------------------------------------
     Balances,
      June 30, 2008               $ 3,651     $   655     $   (95)    $ 4,764
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Comprehensive Income
     (In millions of dollars)

     -------------------------------------------------------------------------
                                     Three months ended     Six months ended
                                            June 30,              June 30,
                                        2009       2008       2009       2008
     -------------------------------------------------------------------------

     Net income for the period      $    374   $    301   $    683   $    645

     Other comprehensive income
      (loss):
       Change in fair value of
        available-for-sale
        investments:
         Increase (decrease) in
          fair value                     (29)         6        (51)      (105)
       -----------------------------------------------------------------------

       Cash flow hedging derivative
        instruments:
         Change in fair value of
          derivative instruments        (473)      (159)      (233)        (8)
         Reclassification to net
          income of foreign
          exchange gain (loss) on
          long-term debt                 507         39        322       (128)
         Reclassification to net
          income of accrued interest      13         35         17         70
         ---------------------------------------------------------------------
                                          47        (85)       106        (66)
     -------------------------------------------------------------------------

       Other comprehensive income
        (loss) before tax                 18        (79)        55       (171)
       Related income taxes               22         40         (2)        26
       -----------------------------------------------------------------------
                                          40        (39)        53       (145)

     -------------------------------------------------------------------------
     Total comprehensive income     $    414   $    262   $    736   $    500
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Rogers Communications Inc.
     Unaudited Interim Consolidated Statements of Cash Flows
     (In millions of dollars)

     -------------------------------------------------------------------------
                                     Three months ended     Six months ended
                                            June 30,              June 30,
                                        2009       2008       2009       2008
     -------------------------------------------------------------------------

     Cash provided by (used in):

     Operating activities:
       Net income for the period    $    374   $    301   $    683   $    645
       Adjustments to reconcile
        net income to cash flows
        from operating activities:
         Depreciation and
          amortization                   446        420        890        860
         Program rights and Rogers
          Retail rental amortization      37         37         77         72
         Future income taxes             126        154        286        322
         Unrealized foreign
          exchange gain                  (74)         -        (47)         -
         Change in the value of
          derivative instruments          11         (5)         1         (1)
         Stock-based compensation
          expense (recovery)              13         53        (68)       (63)
         Pension expense,
          net of contributions           (14)        (8)       (19)        (8)
         Amortization of fair value
          increment on long-term debt     (2)        (2)        (3)        (3)
         Other                             1         (6)         -        (11)
       -----------------------------------------------------------------------
                                         918        944      1,800      1,813
       Change in non-cash operating
        working capital items            (42)       (74)      (236)      (244)
       -----------------------------------------------------------------------
                                         876        870      1,564      1,569
     -------------------------------------------------------------------------

     Investing activities:
       Additions to property, plant
        and equipment ("PP&E")          (434)      (481)      (793)      (802)
       Change in non-cash working
        capital items related to PP&E      8         28       (123)       (54)
       Acquisitions, net of cash
        and cash equivalents acquired    (11)      (124)       (11)      (147)
       Additions to program rights       (48)       (42)       (92)       (78)
       Acquisition of spectrum
        licences                         (15)         -        (15)         -
       Other                              (4)         4         (5)         6
       -----------------------------------------------------------------------
                                        (504)      (615)    (1,039)    (1,075)
     -------------------------------------------------------------------------

     Financing activities:
       Issuance of long-term debt      1,460        530      1,825        780
       Repayment of long-term debt      (975)      (565)    (1,410)      (980)
       Repurchase of Class B
        Non-Voting shares               (509)       (40)      (509)       (40)
       Issuance of capital stock
        on exercise of stock options       -          2          -          2
       Dividends paid                   (184)      (160)      (343)      (240)
       -----------------------------------------------------------------------
                                        (208)      (233)      (437)      (478)
     -------------------------------------------------------------------------

     Increase in cash and
      cash equivalents                   164         22         88         16

     Cash deficiency,
      beginning of period                (95)       (67)       (19)       (61)

     -------------------------------------------------------------------------
     Cash and cash equivalents
      (deficiency), end of period   $     69   $    (45)  $     69   $    (45)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplemental cash flow
      information:
       Interest paid                $    154   $    169   $    307   $    273

     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The change in non-cash
      operating working capital
      items is as follows:
       Decrease (increase) in
        accounts receivable         $    (24)  $    (58)  $    222   $     60
       Decrease (increase)
        in other assets                   63        (26)       (11)      (116)
       Increase (decrease) in
        accounts payable and
        accrued liabilities              (55)        17       (487)      (208)
       Increase (decrease) in
        unearned revenue                 (26)        (7)        40         20
     -------------------------------------------------------------------------
                                    $    (42)  $    (74)  $   (236)  $   (244)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.
     The preceding MD&A and financial statements should be read in conjunction with the second quarter 2009 Notes to the Unaudited Interim Consolidated
Financial Statements that can be found at www.rogers.com and on SEDAR at
www.sedar.com or on EDGAR at www.sec.gov.

     Caution Regarding Forward-Looking Statements, Risks and Assumptions

     This MD&A includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this MD&A. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.
     Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.
     We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee.
Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.
     Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties"
and "Government Regulation and Regulatory Developments", and also the sections entitled "Risks and Uncertainties Affecting our Businesses" and "Government
Regulation and Regulatory Developments" in our 2008 Annual MD&A.

     Additional Information

     Additional information relating to our company and business, including our 2008 Annual MD&A and 2008 Annual Information Form, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

     About the Company

     We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers
Wireless, Canada's largest wireless provider and the operator of the country's only national GSM and HSPA based network. Through Rogers Cable we are one of
Canada's largest providers of cable television services as well as high-speed
Internet access, telephony services and video retailing. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New
York Stock Exchange (NYSE: RCI).
     For further information about the Rogers group of companies, please visit
www.rogers.com.

     Quarterly Investment Community Conference Call

     As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 8:30 a.m. ET today, July
28, 2009. A rebroadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the conference call.

     %CIK: 0000733099

     /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com; Media Contacts: Wireless and Cable: Terrie
Tweddle, (416) 935-4727, terrie.tweddle(at)rci.rogers.com; Media and Regulatory:
Jan Innes, (416) 935-3525, jan.innes(at)rci.rogers.com/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.; Rogers Cable Inc.; Rogers Media Inc.; Rogers
     Wireless

CNW 09:04e 28-JUL-09